UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended June 30, 2015

Commission File Number: 001-35866

KNOT OFFSHORE PARTNERS LP

(Translation of registrant’s name into English)

2 Queen’s Cross,

Aberdeen, Aberdeenshire

AB15 4YB

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    ☒                 Form 40-F    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes     ☐                  No    ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes     ☐                 No    ☒

KNOT OFFSHORE PARTNERS LP

REPORT ON FORM 6-K FOR THE QUARTERLY PERIOD ENDED JUNE 30, 2015

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT ON FORM F-3 (NO. 333-195976) ORIGINALLY FILED WITH THE SEC ON MAY 15, 2014.

KNOT OFFSHORE PARTNERS LP

Unaudited Condensed Consolidated and Combined Carve-Out Statements of Operations

For the Three and Six Months Ended June 30, 2015 and 2014

(U.S. Dollars in thousands, except per unit amounts)

	Three Months Ended June 30,		Six Months Ended June 30,
	2015	2014	2015	2014
Operating revenues: (Notes 3 and 9)
Time charter and bareboat revenues	$36,981	$22,116	$73,052	$43,882
Other income	2	3	151	11

Total revenues	36,983	22,119	73,203	43,893
Operating expenses: (Note 9)
Vessel operating expenses	7,164	4,324	13,971	8,921
Depreciation	11,560	6,782	22,960	13,562
General and administrative expenses	984	1,461	2,052	2,504
Goodwill impairment charge (Note 4)	6,217	—	6,217	—

Total operating expenses	25,925	12,567	45,200	24,987

Operating income	11,058	9,552	28,003	18,906

Finance income (expense) (Note 9):
Interest income	2	3	3	4
Interest expense	(4,212)	(3,856)	(8,398)	(6,569)
Other finance expense	(79)	(914)	(99)	(1,135)
Realized and unrealized gain (loss) on derivative instruments (Note 5)	253	(2,342)	(5,370)	(2,296)
Net gain (loss) on foreign currency transactions	(132)	36	(60)	12

Total finance expense	(4,168)	(7,073)	(13,924)	(9,984)

Income before income taxes	6,890	2,479	14,079	8,922
Income tax benefit (expense) (Note 8)	(3)	18	(6)	(1)

Net income	6,887	2,497	14,073	8,921

General Partner’s interest in net income	128	50	263	177
Limited Partners’ interest in net income	6,759	2,447	13,810	8,744

Earnings per unit (Note 11):
Common unit (basic and diluted)	$0.280	$0.140	$0.553	$0.505
Subordinated unit (basic and diluted)	$0.287	$0.143	$0.671	$0.511
General Partner unit (basic and diluted)	$0.262	$0.141	$0.557	$0.507
Cash distributions declared and paid per unit (Note 11)	$0.510	$0.435	$0.510	$0.435

The accompanying notes are an integral part of the unaudited condensed consolidated and combined carve-out interim financial statements.

KNOT OFFSHORE PARTNERS LP

Unaudited Condensed Consolidated and Combined Carve-Out Statements of Comprehensive Income

for the Three and Six Months Ended June 30, 2015 and 2014

(U.S. Dollars in thousands)

	Three Months Ended June 30,				Six Months Ended June 30,
	2015		2014		2015		2014
Net income	$	6,887	$	2,497	$	14,073	$	8,921

Other comprehensive income, net of tax		—		—		—		—

Comprehensive income		6,887		2,497		14,073		8,921

The accompanying notes are an integral part of the unaudited condensed consolidated and combined carve-out interim financial statements.

KNOT OFFSHORE PARTNERS LP

Unaudited Condensed Consolidated and Combined Carve-Out Balance Sheets

As of June 30, 2015 and December 31, 2014

(U.S. Dollars in thousands)

	June 30, 2015	December 31, 2014
Assets
Current assets:
Cash and cash equivalents (Note 6)	$71,403	$30,746
Amounts due from related parties (Note 9)	97	130
Inventories	791	915
Other current assets	5,886	3,958

Total current assets	78,177	35,749

Long-term assets:
Vessels and equipment:
Vessels	1,235,464	1,131,321
Less accumulated depreciation and amortization	(132,408)	(109,464)

Vessels and equipment, net	1,103,056	1,021,857

Goodwill (Note 4)	—	6,217
Deferred debt issuance cost	3,397	3,959
Derivative assets (Notes 5 and 6)	955	2,966

Total assets	$1,185,585	$1,070,748

Liabilities and Partners’ Capital/Owners’ Equity
Current liabilities:
Trade accounts payable	$2,671	$1,869
Accrued expenses	3,637	2,735
Current portion of long-term debt (Notes 6 and 7)	42,718	38,718
Current portion of derivative liabilities (Notes 6 and 7)	9,251	7,450
Income taxes payable (Note 8)	18	362
Current portion of contract liabilities	1,518	1,518
Prepaid charter and deferred revenue	7,554	6,751
Amount due to related parties (Note 9)	456	628

Total current liabilities	67,823	60,031

Long-term liabilities:
Long-term debt (Notes 6 and 7)	576,114	562,503
Contract liabilities	10,516	11,275
Deferred tax liabilities (Note 8)	1,319	1,402
Long-term debt from related parties (Note 7)	—	12,000
Other long-term liabilities	3,286	4,172

Total liabilities	659,058	651,383

Commitments and contingencies (Note 10)
Equity:
Partners’ capital:
Common unitholders	415,987	307,544
Subordinated unitholders	100,175	103,680
General partner interest	10,365	8,141
Total partners’ capital	526,527	419,365

Total liabilities and equity	$1,185,585	$1,070,748

The accompanying notes are an integral part of the unaudited condensed consolidated and combined carve-out interim financial statements.

KNOT OFFSHORE PARTNERS LP

Unaudited Condensed Consolidated and Combined Carve-Out

Statements of Changes in Partners’ Capital

for the Six Months Ended June 30, 2015 and 2014

(U.S. Dollars in thousands)

	Partners’ Capital			Accumulated Other Comprehensive Income	Total Partners’ Capital
	Common Units	Subordinated Units	General Partner
Consolidated balance at December 31, 2013	$168,773	$107,857	$5,297	$—	$281,927
Net income	4,362	4,382	177	—	8,921
Other comprehensive income	—	—	—	—	—
Cash distributions (1)	(7,454)	(7,474)	(304)		(15,232)
Proceeds from public offering (4,600,000 common units), net of underwriters’ discount of $4,381(Note 13)	126,397	—	2,669		129,066
Offering cost (Note 13)	(310)		(5)		(315)
Consolidated balance at June 30, 2014	291,768	104,765	7,834	—	404,367
Consolidated balance at December 31, 2014	307,544	103,680	8,141	—	419,365
Net income	8,065	5,745	263	—	14,073
Other comprehensive income	—	—	—	—	—
Cash distributions (1)	(13,808)	(9,250)	(456)	—	(23,514)
Proceeds from public offering (5,000,000 common units), net of underwriters’ discount of $4,300 (Note 13)	114,500	—	2,424		116,924
Offering cost (Note 13)	(314)	—	(7)		(321)
Consolidated balance at June 30, 2015	$415,987	$100,175	$10,365	$—	$526,527

(1)	This includes cash distributions to holders of the incentive distribution rights (“IDRs”) for the six months ended June 30, 2015 and 2014.

The accompanying notes are an integral part of the unaudited condensed consolidated and combined carve-out interim financial statements.

KNOT OFFSHORE PARTNERS LP

Unaudited Condensed Consolidated and Combined Carve-Out Statements of Cash Flows

for the Six Months Ended June 30, 2015 and 2014

(U.S. Dollars in thousands)

	Six Months Ended June 30,
	2015	2014
Cash flows provided by operating activities:
Net income	$14,073	$8,921
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation	22,960	13,562
Amortization of contract intangibles / liabilities	(759)	(759)
Amortization of deferred revenue	(957)	(213)
Amortization of deferred debt issuance cost	570	1,695
Goodwill impairment charge	6,217	—
Income tax expense	6	1
Income taxes paid	(336)	(562)
Unrealized loss (gain) on derivative instruments	3,011	1,542
Unrealized loss on foreign currency transactions	(46)	12
Other items	—	2
Changes in operating assets and liabilities
(Increase) decrease in amounts due from related parties	968	37
(Increase) decrease in inventories	124	(103)
(Increase) decrease in other current assets	(1,903)	(300)
(Decrease) increase in trade accounts payable	825	(62)
(Decrease) increase in accrued expenses	567	(353)
(Decrease) increase in prepaid revenue	432	1,890
(Decrease) increase in amounts due to related parties	(1,625)	30

Net cash provided by operating activities	44,127	25,340

Cash flows from investing activities:
Disposals to vessel and equipment	(770)	65
Acquisition of Hilda Knutsen and Torill Knutsen (net of cash acquired)	—	(105,296)
Acquisition of Dan Sabia (net of cash acquired)	(36,843)

Net cash provided by investing activities	(37,613)	(105,231)

Cash flows from financing activities:
Proceeds from long-term debt	—	240,000
Repayment of long-term debt	(46,859)	(255,667)
Repayment of long-term debt from related parties	(12,000)	263
Accumulated interest expense on long-term debt from related parties	—	(10,612)
Payments of debt issuance cost	(8)	(2,727)
Payables to related parties	—	987
Cash distribution	(23,514)	(15,232)
Proceeds from public offering, net of underwriters’ discount	116,924	129,066
Offering cost	(321)	(315)
Change in restricted cash	—	(233)

Net cash used in financing activities	34,222	85,530

Effect of exchange rate changes on cash	(79)	(24)
Net increase (decrease) in cash and cash equivalents	40,657	5,615
Cash and cash equivalents at the beginning of the year	30,746	28,836

Cash and cash equivalents at the end of the year	$71,403	$34,451

The accompanying notes are an integral part of the unaudited condensed consolidated and combined carve-out interim financial statements.

KNOT OFFSHORE PARTNERS LP

Notes to Unaudited Condensed Consolidated and Combined Carve-Out Financial Statements

1) Description of Business

KNOT Offshore Partners LP (the “Partnership”) is a publicly traded Marshall Islands limited partnership initially formed for the purpose of acquiring 100% ownership interests in four shuttle tankers owned by Knutsen NYK Offshore Tankers AS (“KNOT”) in connection with the Partnership’s initial public offering of common units (the “IPO”) which was completed in April 2013.

As of June 30, 2015, the Partnership had a fleet of nine shuttle tankers, the Windsor Knutsen, the Bodil Knutsen, the Recife Knutsen, the Fortaleza Knutsen, the Carmen Knutsen, the Hilda Knutsen, the Torill Knutsen, the Dan Cisne, and the Dan Sabia, each referred to as a “Vessel” and, collectively, as the “Vessels.” The Vessels operate under fixed long-term charter contracts to charterers, except for the Windsor Knutsen. In April 2014, the Partnership was notified that BG Group Plc (“BG Group”) would not exercise its option to extend the Windsor Knutsen time charter after the expiration of its initial term. In July 2014, the vessel was re-delivered. In June 2014, the Partnership entered into a new two-year time charter contract, which was subsequently amended in June 2015, with BG Group for the Windsor Knutsen that will commence in the fourth quarter of 2015. The time charter with BG Group has six one-year extension options. Prior to the commencement of its time charter with BG Group, the Windsor Knutsen will be employed under a time-charter with KNOT. The time charter for the Bodil Knutsen expires in 2016 and contains customer options for extension through 2019. The Recife Knutsen and the Fortaleza Knutsen are under bareboat charter contracts that expire in 2023. The time charter for the Carmen Knutsen expires in 2018 and contains customer options for extension through 2021. The time charters for the Hilda Knutsen and the Torill Knutsen each expire in 2018 and contain a customer option for extension through 2023. The Dan Cisne and the Dan Sabia are under bareboat charter contracts that expire in 2023 and 2024, respectively.

2) Summary of Significant Accounting Policies

(a) Basis of Preparation

The accompanying unaudited condensed consolidated and combined carve-out financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and applicable rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”) for interim financial information. All intercompany balances and transactions are eliminated. The unaudited condensed consolidated and combined carve-out financial statements do not include all the disclosures and information required for a complete set of annual financial statements; and, therefore, these unaudited condensed consolidated and combined carve-out financial statements should be read in conjunction with the audited consolidated and combined carve-out financial statements for the year ended December 31, 2014, which are included in the Partnership’s Annual Report on Form 20-F (the “20-F”).

Under the Partnership’s First Amended and Restated Agreement of Limited Partnership (the “Partnership Agreement”), KNOT Offshore Partners GP LLC, a wholly owned subsidiary of KNOT, and the general partner of the Partnership (the “General Partner”), has irrevocably delegated to the Partnership’s board of directors the power to oversee and direct the operations of, manage and determine the strategies and policies of the Partnership. During the period from the Partnership’s IPO in April 2013 until the time of the Partnership’s first annual general meeting (“AGM”) on June 25, 2013, the General Partner retained the sole power to appoint, remove and replace all members of the Partnership’s board of directors. From the first AGM, four of the seven board members became electable by the common unitholders and accordingly, from this date, KNOT, as the owner of the General Partner, no longer retains the power to control the Partnership’s board of directors and, hence, the Partnership. As a result, the Partnership is no longer considered to be under common control with KNOT and as a consequence, the Partnership will not account for any vessel acquisitions from KNOT after June 25, 2013 as a transfer of equity interests between entities under common control.

In June 2014, December 2014, and June 2015, the Partnership acquired from KNOT a 100% interest in the subsidiaries that own and operate the Hilda Knutsen and the Torill Knutsen, the Dan Cisne, and the Dan Sabia, respectively. Accordingly, the results of these acquisitions are consolidated into the Partnership’s results from the respective dates of their acquisition. The Partnership accounted for these acquisitions as an acquisition of a business.

(b) Significant accounting policies

The accounting policies adopted in the preparation of the unaudited condensed consolidated and combined carve-out interim financial statements are consistent with those followed in the preparation of the Partnership’s audited consolidated and combined carve-out financial statements for the year ended December 31, 2014, as contained in the Partnership’s 20-F.

(c) Accounting pronouncement not yet adopted

In May 2014, the Financial Accounting Standards Board (or FASB) and the International Accounting Standards Board (IASB) issued a comprehensive revenue recognition standard that will supersede existing revenue guidance under US GAAP and IFRS, Accounting Standards Update 2014-09, Revenue from Contracts with Customers, (or ASU 2014-09) for U.S. GAAP. ASU 2014-09 will require an entity to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This update creates a five-step model that requires an entity to exercise judgment when considering the terms of the contract(s) which include (i) identifying the contract(s) with the customer, (ii) identifying the separate performance obligations in the contract, (iii) determining the transaction price, (iv) allocating the transaction price to the separate performance obligations, and (v) recognizing revenue when each performance obligation is satisfied. In August 2015, FASB issued an ASU (ASU 2015-14) to defer by one year the effective dates of its new revenue recognition standard for public and non-public entities reporting under US GAAP. As a result, the standard (ASU 2014-09) will be effective for public entities for annual reporting periods beginning after December 15, 2017 (2018 for calendar-year public entities) and interim periods therein. ASU 2014-09 shall be applied retrospectively to each period presented or as a cumulative-effect adjustment as of the date of adoption. Early adoption is not permitted under U.S. GAAP. The Partnership is evaluating the effect of adopting this new accounting guidance.

In August 2014, FASB issued Presentation of Financial Statements – Going Concern (Subtopic 205-40), Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern (ASU 2014-15). ASU 2014-15 requires management to evaluate whether there are conditions and events that raise substantial doubt about the entity’s ability to continue as a going concern within one year after the financial statements are issued (or available to be issued when applicable) and, if so, disclose that fact. Management will be required to make this evaluation for both annual and interim reporting periods, if applicable. Management also is required to evaluate and disclose whether its plans alleviate that doubt. The standard is effective for annual periods after December 15, 2016 and interim periods within annual periods beginning after December 15, 2016. Early adoption is permitted. The Partnership is evaluating the effect of adopting this new accounting guidance. The Partnership does not expect the adoption of this standard to have a material impact on the consolidated and combined financial statements.

In April 2015, the FASB issued ASU 2015-03, Interest – Imputation of Interest (Subtopic 835-30): Simplifying the Presentation of Debt Issuance Costs. ASU 2015-03 requires that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts. For KNOT Offshore Partners LP as a public business entity, the guidance is effective for annual and interim periods beginning after 15 December 2015. Early adoption is permitted. The Partnership has not yet adopted ASU 2015-03, Interest – Imputation of Interest (Subtopic 835-30): Simplifying the Presentation of Debt Issuance Costs. The adoption of the new standard will have an impact on the balance sheets and reduce total assets and total liabilities. Also the implementation will be applied retrospectively.

3) Segment Information

The Partnership has not presented segment information as it considers its operations to occur in one reportable segment, the shuttle tanker market. As of June 30, 2015, the Partnership’s fleet consisted of nine vessels and operated under five time charters and four bareboat charters. As of June 30, 2014, the Partnership’s fleet consisted of seven vessels and operated under five time charters and two bareboat charters. Under the time charters and bareboat charters, the charterer, not the Partnership, controls the choice of which trading areas the applicable Vessel will serve. Accordingly, the Partnership’s management, including the chief operating decision makers, does not evaluate performance according to geographical region.

The following table presents revenues and percentage of consolidated and combined revenues for customers that accounted for more than 10% of the Partnership’s consolidated and combined revenues during the six months ended June 30, 2015 and 2014. All of these customers are subsidiaries of major international oil companies, except KNOT, which is currently chartering the Windsor Knutsen until she is delivered to BG Group in fourth quarter of 2015.

	Three Months Ended June 30,				Six Months Ended June 30,
(U.S. Dollars in thousands)	2015		2014		2015		2014
Fronape International Company, a subsidiary of Petrobras Transporte S.A.	$9,206	25%	$6,289	28%	$17,882	24%	$12,512	29%
Eni Trading and Shipping S.pA	11,686	32%	—	—	23,190	32%	—	—
Statoil ASA	5,783	16%	5,646	26%	11,481	16%	11,113	25%
Repsol Sinopec Brasil, S.A., a subsidiary of Repsol Sinopec Brasil, B.V.	5,070	13%	5,070	23%	10,085	14%	10,085	23%

Brazil Shipping I Limited, a subsidiary of BG Group Plc	—	—	5,111	23%	—	—	10,172	23%
KNOT	5,236	14%	—	—	10,414	14%	—	—

4) Goodwill Impairment Charge

During the three months ended June 30, 2015, the Partnership concluded that indicators of impairment were present due to a significant reduction in the price of the Partnership’s common units during the past few months. Consequently, the Partnership performed an interim vessel and goodwill impairment analysis as of June 30, 2015 on its fleet, concluding that there was no impairment to the vessels’ values. However, the Partnership determined that the carrying value of the goodwill exceeded its fair value. The impairment charge relates mainly to capitalized goodwill which arose in 2008 when the Partnership’s predecessor acquired the Windsor Knutsen and three other vessels then under construction, in a transaction that was then accounted for as a step transaction. As a result, a goodwill impairment charge of $6.2 million was recognized in the condensed consolidated and combined carve-out financial statements for the three and six months ended June 30, 2015. The fair value was determined using the present value of the expected future cash flows discounted at a rate equivalent to a market participant’s weighed average cost of capital. The estimates and assumptions regarding expected future cash flows and appropriate discount rates are in part based upon existing contracts, future shuttle tanker rates, historical experience, financial forecasts and industry trends and conditions. This non-cash impairment charge, which does not affect the Partnership’s operations, cash flows, liquidity, or any of its loan covenants, reduced the Partnership’s remaining goodwill balance to zero as of June 30, 2015.

5) Derivative Instruments

The unaudited condensed consolidated and combined carve-out financial statements include the results of interest rate swap contracts to manage the Partnership’s exposure related to changes in interest rates on its variable rate debt instruments and the results of foreign exchange forward contracts to manage its exposure related to changes in currency exchange rates on its operating expenses, mainly crew expenses, in currency other than U.S. Dollars and on its contract obligations. The Partnership does not apply hedge accounting for derivative instruments. The Partnership does not speculate using derivative instruments.

By using derivative financial instruments to economically hedge exposures to changes in interest rates, the Partnership exposes itself to credit risk and market risk. Derivative instruments that economically hedge exposures are used for risk management purposes, but these instruments are not designated as hedges for accounting purposes. Credit risk is the failure of the counterparty to perform under the terms of the derivative instrument. When the fair value of a derivative instrument is positive, the counterparty owes the Partnership, which creates credit risk for the Partnership. When the fair value of a derivative instrument is negative, the Partnership owes the counterparty, and, therefore, the Partnership is not exposed to the counterparty’s credit risk in those circumstances. The Partnership minimizes counterparty credit risk in derivative instruments by entering into transactions with major banking and financial institutions. The derivative instruments entered into by the Partnership do not contain credit risk-related contingent features. The Partnership has not entered into master netting agreements with the counterparties to its derivative financial instrument contracts.

Market risk is the adverse effect on the value of a derivative instrument that results from a change in interest rates, currency exchange rates or commodity prices. The market risk associated with interest rate contracts is managed by establishing and monitoring parameters that limit the types and degree of market risk that may be undertaken.

The Partnership assesses interest rate risk by monitoring changes in interest rate exposures that may adversely impact expected future cash flows and by evaluating economical hedging opportunities.

The Partnership has historically used variable interest rate mortgage debt to finance its vessel construction or conversions. The variable interest rate mortgage debt obligations expose the Partnership to variability in interest payments due to changes in interest rates. The Partnership believes that it is prudent to limit the variability of a portion of its interest payments. To meet this objective, the Partnership entered into London Interbank Offered Rate (“LIBOR”)-based interest rate swap contracts to manage fluctuations in cash flows resulting from changes in the benchmark interest rate of LIBOR. These swaps change the variable rate cash flow exposure on the mortgage debt obligations to fixed cash flows. Under the terms of the interest rate swap contracts, the Partnership receives LIBOR-based variable interest rate payments and makes fixed interest rate payments, thereby creating the equivalent of fixed rate debt for the notional amount of its debt hedged.

As of June 30, 2015, the Partnership had entered into various interest swap agreements for a total notional amount of $412.3 million to hedge against the interest rate risks of its variable rate borrowings. Under the terms of the interest rate swap agreements, the Partnership receives interest based on three or six month LIBOR and pays a weighted average interest rate of 1.55%.

As of June 30, 2015 and December 2014, the total notional amount of the Partnership’s outstanding interest rate swap contracts that were entered into in order to hedge outstanding or forecasted debt obligations were $412.3 million and $382.3 million, respectively. As of June 30, 2015 and December 31, 2014, the carrying amount of the interest rate swaps contracts were net liabilities of $4.4 million and $1.7 million, respectively. See Note 6 —Fair Value Measurements.

Changes in the fair value of interest rate swap contracts are reported in realized and unrealized gain (loss) on derivative instruments in the same period in which the related interest affects earnings.

The Partnership and its subsidiaries utilize the U.S. Dollar as their functional and reporting currency, because all of their revenues and the majority of their expenditures, including the majority of their investments in 9 vessels and their financing transactions, are denominated in U.S. Dollars. The Partnership’s predecessor also from time to time contracted vessels with contractual obligations to pay the yards in currencies other than the U.S. Dollar. Payment obligations in currencies other than the U.S. Dollar, and in particular operating expenses in Norwegian Kroner (NOK), expose the Partnership to variability in currency exchange rates. The Partnership believes that it is prudent to limit the variability of a portion of its currency exchange exposure. To meet this objective, the Partnership entered into foreign exchange forward contracts to manage fluctuations in cash flows resulting from changes in the exchange rates towards the U.S. Dollar. The agreements change the variable exchange rate to fixed exchange rates at agreed dates.

As of June 30, 2015 and December 31, 2014, the total contract amount in foreign currency of the Partnership’s outstanding foreign exchange forward contracts that were entered into to economically hedge outstanding future payments in currencies other than the U.S. Dollar were NOK 166.6 million and NOK 127.9 million, respectively. As of June 30, 2015 and December 31, 2014, the carrying amount of the Partnership’s foreign exchange forward contracts was a liability of $3.9 million and $2.7 million, respectively. See Note 6 —Fair Value Measurements.

The following table presents the realized and unrealized gains and losses that are recognized in earnings as net gain (loss) on derivative instruments for the three and six months ended June 30, 2015 and 2014:

	Three Months Ended June 30,		Six Months Ended June 30,
(U.S. Dollars in thousands)	2015	2014	2015	2014

Realized gain (loss)
Interest rate swap contracts	$(1,333)	$(700)	$(2,359)	$(1,254)
Foreign exchange forward contracts	—	—	—	500
Unrealized gain (loss)
Interest rate swap contracts	1,241	(1,642)	(1,834)	(1,294)
Foreign exchange forward contracts	345	—	(1,177)	(248)
Total realized and unrealized (loss) gain	253	(2,342)	(5,370)	(2,296)

6) Fair Value Measurements

(a) Fair Value of Financial Instruments

The following table presents the carrying amounts and estimated fair values of the Partnership’s financial instruments as of June 30, 2015 and December 31, 2014. Fair value is defined as the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

	June 30, 2015		December 31, 2014
(U.S. Dollars in thousands)	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets:
Cash and cash equivalents	$71,403	$71,403	$30,746	$30,746
Non-current derivative assets:
Interest rate swap contracts	955	955	2,966	2,966
Financial liabilities:
Current derivative liabilities:
Interest rate swap contracts	5,332	5,332	4,708	4,708
Foreign exchange forward contract	3,919	3,919	2,742	2,742
Non-current derivative liabilities:
Interest rate swap contracts	—	—	—	—
Long-term debt, current and non-current	618,832	618,832	613,221	613,221

The carrying amounts shown in the table above are included in the consolidated and combined carve-out balance sheets under the indicated captions. The carrying value of trade accounts receivable, trade accounts payable and receivables/payables to owners and affiliates approximate their fair value.

The fair values of the financial instruments shown in the above table as of June 30, 2015 and December 31, 2014 represent the amounts that would be received to sell those assets or that would be paid to transfer those liabilities in an orderly transaction between market participants at that date. Those fair value measurements maximize the use of observable inputs. However, in situations where there is little, if any, market activity for the asset or liability at the measurement date, the fair value measurement reflects the Partnership’s own judgment about the assumptions that market participants would use in pricing the asset or liability. Those judgments are developed by the Partnership based on the best information available in the circumstances, including expected cash flows, appropriately risk-adjusted discount rates and available observable and unobservable inputs.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

•	Cash and cash equivalents and restricted cash: The fair value of the Partnership’s cash balances approximates the carrying amounts due to the current nature of the amounts.

•	Foreign exchange forward contracts: The fair value is calculated using mid-rates (excluding margins) as determined by counterparties based on available market rates as of the balance sheet date. The fair value is discounted from the value at expiration to the current value of the contracts.

•	Interest rate swap contracts: The fair value of interest rate swap contracts is determined using an income approach using the following significant inputs: the term of the swap, the notional amount of the swap, discount rates interpolated based on relevant LIBOR swap curves and the rate on the fixed leg of the swap.

•	Long-term debt: With respect to long-term debt measurements, the Partnership uses market interest rates and adjusts that rate for all necessary risks, including its own credit risk. In determining an appropriate spread to reflect its credit standing, the Partnership considered interest rates currently offered to KNOT for similar debt instruments of comparable maturities by KNOT’s and the Partnership’s bankers as well as other banks that regularly compete to provide financing to the Partnership. As all long-term debt of the Partnership was refinanced in the period from June 2014 to November 2014, the fair value is based on the margin obtained in the refinancing and therefore the fair value equals the carrying value as of June 30, 2015 and December 31, 2014.

(b) Fair Value Hierarchy

The following table presents the placement in the fair value hierarchy of assets and liabilities that are measured at fair value on a recurring basis (including items that are required to be measured at fair value or for which fair value is required to be disclosed) as of June 30, 2015 and December 31, 2014:

		Fair Value Measurements at Reporting Date Using
(U.S. Dollars in thousands)	June 30, 2015	Quoted Price in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Financial assets:
Cash and cash equivalents	$71,403	$71,403	$—	$—
Non-current derivative assets:
Interest rate swap contracts	955	—	955	—
Financial liabilities:
Current derivative liabilities:
Interest rate swap contracts	5,332	—	5,332	—
Foreign exchange forward contracts	3,919	—	3,919	—
Non-current derivative liabilities:
Interest rate swap contracts	—	—	—	—
Long-term debt, current and non-current	618,832	—	618,832	—

		Fair Value Measurements at Reporting Date Using
(U.S. Dollars in thousands)	December 31, 2014	Quoted Price in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Financial assets:
Cash and cash equivalents	$30,746	$30,746	$—	$—
Non-current derivative assets:
Interest rate swap contracts	2,966	—	2,966	—
Financial liabilities:
Current derivative liabilities:
Interest rate swap contracts	4,708	—	4,708	—
Foreign exchange forward contracts	2,742	—	2,742	—
Non-current derivative liabilities:
Interest rate swap contracts	—	—	—	—
Long-term debt, current and non-current	613,221	—	613,221	—

The Partnership’s accounting policy is to recognize transfers between levels of the fair value hierarchy on the date of the event or change in circumstances that caused the transfer. There were no transfers into or out of Level 1, Level 2 or Level 3 as of June 30, 2015 and December 31, 2014

7) Long-Term Debt

As of June 30, 2015 and December 31, 2014, the Partnership had the following debt amounts outstanding:

(U.S. Dollars in thousands)	Vessel	June 30, 2015	December 31, 2014
$220 million loan facility	Windsor Knutsen, Bodil Knutsen, Carmen Knutsen	$204,286	$212,142
$20 million revolving credit facility	Windsor Knutsen, Bodil Knutsen, Carmen Knutsen	—	20,000
$140 million loan facility	Fortaleza Knutsen & Recife Knutsen	131,250	135,625
$117 million loan facility	Hilda Knutsen	84,260	86,724
$117 million loan facility	Torill Knutsen	85,496	87,960
$172.5 million loan facility	Dan Cisne, Dan Sabia	113,540	58,770
$12.0 million Seller’s Credit		—	12,000

Total long-term debt		618,832	613,221

Less current installments		42,718	38,718
Less $12.0 million Seller’s Credit		—	12,000

Long-term debt, excluding current installments and Seller’s Credit		$576,114	$562,503

The Partnership’s outstanding debt of $618.8 million as of June 30, 2015 is repayable as follows:

(US $ in thousands)	Period repayment	Balloon repayment
Remainder of 2015	$21,359	$—
2016	43,118	—
2017	43,518	—
2018	42,587	136,500
2019	23,332	237,678
2020 and thereafter	57,800	12,940

Total	$231,714	$387,118

As of June 30, 2015, the interest rates on the Partnership’s loan agreements were LIBOR plus a fixed margin ranging from 2.125% to 2.5%.

In June 2014, the Partnership’s subsidiaries KNOT Shuttle Tankers 18 AS, KNOT Shuttle Tankers 17 AS and Knutsen Shuttle Tankers 13 AS entered into a senior secured loan facility in an aggregate amount of $240 million (the “Senior Secured Loan Facility”). The Senior Secured Loan Facility consists of (i) a $220 million term loan (the “Term Loan Facility”) and (ii) a $20 million revolving credit facility (the “Revolving Credit Facility”). The Revolving Credit Facility was undrawn as of June 30, 2015. In June 2014, the Partnership’s subsidiary Knutsen Shuttle Tankers XII AS entered into a senior secured loan facility in the amount of $140 million (the “New Fortaleza and Recife Facility”). The New Fortaleza and Recife Facility was drawn in November 2014. The $117 million secured loan facility (the “Hilda Facility”) was entered into in 2011 in connection with financing the building of Hilda Knutsen. In connection with the Partnership’s acquisition of Knutsen Shuttle Tankers 14 AS, the company that owns the Hilda Knutsen, on June 30, 2014, the Hilda Facility was amended prior to the acquisition. The $117 million secured loan facility (the “Torill Facility”) was entered into in 2011 in connection with financing the building of Torill Knutsen. In connection with the Partnership’s acquisition of Knutsen Shuttle Tankers 15 AS, the company that owns the Torill Knutsen, on June 30, 2014, the Torill Facility was amended prior to the acquisition. In April 2014, KNOT’s subsidiaries owning the Dan Cisne and Dan Sabia, as the borrowers, entered into a $172.5 million senior secured loan facility in connection with the purchase of the vessels from J. Lauritzen. In connection with the Partnership’s acquisition of KNOT Shuttle Tankers 20 AS, the company that owns the Dan Cisne, in December 2014, the $172.5 million senior secured loan facility was split into a tranche related to the Dan Cisne (the “Dan Cisne Facility”) and a tranche related to Dan Sabia (the “Dan Sabia Facility”). In connection with the Partnership’s acquisition of KNOT Shuttle Tankers 20 AS, the company that owns the Dan Cisne, in December 2014, the Dan Cisne Facility was amended prior the acquisition, and in connection with the Partnership’s acquisition of KNOT Shuttle Tankers 21 AS, the company that owns the Dan Sabia, in June 2015, the Dan Sabia Facility was amended prior the acquisition.

In connection with the June 2015 Offering (see Note 13), the Partnership used a part of the net proceeds to repay the $20.0 million revolving credit facility, the $12.0 million Seller’s Credit provided by KNOT in connection with the acquisition of the Dan Cisne and $7.5 million of the Dan Sabia Facility.

The Partnership and KNOT Shuttle Tankers AS have guaranteed the facilities listed above. As of June 30, 2015, the Borrowers and the Partnership were in compliance with all covenants under the facilities listed above.

8) Income Taxes

Components of Current and Deferred Tax Expense

After the reorganization of the Partnership’s predecessor’s activities into the new group structure in February 2013, all profit from continuing operations in Norway is taxable within the Norwegian Tonnage Tax regime (“the tonnage tax regime”). The consequence of the reorganization was a one-time entrance tax into the tonnage tax regime due to the Partnership’s acquisition of the shares in the subsidiary that owns the Fortaleza Knutsen and the Recife Knutsen. Under the tonnage tax regime, the tax is based on the tonnage of the vessel and operating income is tax free. The net financial income and expense remains taxable as ordinary income tax for entities subject to the tonnage tax regime. For the portion of activities subject to the tonnage tax regime, tonnage taxes are classified as vessel operating expenses while the current and deferred taxes arising on net financial income and expense are reflected as income tax expense in the consolidated and combined carve-out financial statements.

The total amount of the entrance tax was estimated to be approximately $3.0 million, which was recognized in the three months ended March 31, 2013. The entrance tax is payable over several years and is calculated by multiplying the tax rate by the declining balance of the gain, which will decline by 20% each year. The amount payable will be effected by the change in tax rate which was reduced to 27 % in 2014 from 28 % in 2013 and the fluctuation in currency rates. Approximately $0.6 million of the estimated entrance tax was paid during 2014 and $0.2 and $0.1 million was paid during the first quarter of 2015 and the second quarter of 2015, respectively. UK income tax is presented as income taxes payable, while $1.3 million is presented as non-current deferred taxes payable. Profit and loss from continuing operation before income taxes was taxable to Norway and significant components of current and deferred income tax expense attributable to income from continuing operations for the three months ended June 30, 2015 and 2014 as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
(US $ in thousands)	2015	2014	2015	2014
Income before income taxes	$6,890	$2,479	$14,079	$8,922
Income tax benefit (expense)	(3)	18	(6)	(1)
Effective tax rate	0%	0%	0%	0%

A valuation allowance for deferred tax assets is recorded when it is more likely than not that some of or all of the benefit from the deferred tax assets will not be realized. The valuation allowances relate to the financial loss carry forwards and other deferred tax assets for tonnage tax that, in the judgment of the Partnership, are more-likely-than not to be realized reflecting the Partnership’s cumulative loss position for tonnage tax. In assessing the realizability of deferred tax assets, the Partnership considers whether it is more-likely-than-not that some portion or all of the deferred tax assets will not be realized taking into account all the positive and negative evidence available, and there are no deferred tax assets recognized as of June 30, 2015 and December 31, 2014.

9) Related Party Transactions

(a) Related Parties

Net expenses (income) from related parties included in the unaudited condensed consolidated and combined carve-out statements of operations for the three and six months ended June 30, 2015 and 2014 are as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
(US $ in thousands)	2015	2014	2015	2014
Statements of operations:
Time charter and bareboat revenues:
Charter revenues from KNOT (1)	$5,236	$—	$10,414	$—
Operating expenses:
Technical and operational management fee from KNOT to Vessels (2)	579	329	1,163	658
General and administrative expenses:
Administration fee from KNOT (3)	177	103	363	289
Administration fee from KOAS (3)	86	123	170	230
Administration fee from KOAS UK (3)	37	37	74	74
Administration and management fee from KNOT (4)	37	22	72	44
Accounting service fee from KNOT (5)	31	25	31	25
Finance income (expense):
Financing service fee from KNOT to Vessels (6)	—	(50)	—	(50)
Interest expense charged from KNOT (7)	(123)	(124)	(268)	(252)

Total	$4,166	$(813)	$8,272	$(1,622)

(1)	Charter revenue from KNOT: Pursuant to the Omnibus Agreement KNOT entered into with the Partnership at the time of the IPO, agreed to guarantee the payments of the hire rate under the initial charters of each of the Bodil Knutsen and the Windsor Knutsen for a period of five years from the closing date of the IPO. BG Group, the charterer of the Windsor Knutsen, did not exercise its option to extend the Windsor Knutsen time charter after the expiration of its initial term, and on July 29, 2014 KNOT and the Partnership entered into a time charter for the vessel at a rate of hire that would have been in effect during the option period under the previous BG Group time charter. See Note 9(b)—Related Party Transactions—Guarantees and Indemnifications.
(2)	Technical and operational management fee from KNOT to Vessels: KNOT provides technical and operational management of the vessels on time charter including crewing, purchasing, maintenance and other operational services. In addition, there is also a charge for 24-hour emergency response services provided by KNOT for all vessels managed by KNOT.
(3)	Administration fee from KNOT and Knutsen OAS Shipping AS (“KOAS”) and Knutsen OAS (UK) Ltd. (“KOAS UK”): Administration costs include the compensation and benefits of KNOT management and administrative staff as well as other general and administration expenses. Net administration costs are total administration cost plus a 5% margin, reduced for the total fees for services delivered by the administration staffs (the accounting service fees (see (5) below).
(4)	Administration and management fee from KNOT: For bareboat charters, the shipowner is not responsible for providing crewing or other operational services and the customer is responsible for all vessel operating expenses and voyage expense. For the bareboat vessels the shipowner has administration and management agreement with KNOT for general monitoring and follow up of the vessels.
(5)	Accounting service fee from KNOT: KNOT invoiced each subsidiary a fixed fee for the preparation of the statutory financial statements.
(6)	Financing service fee from KNOT to Vessels: KNOT invoiced each vessel for a fixed amount in relation to new loan facilities for vessel financing as compensation for the time and cost of loan negotiations with external banks.
(7)	Interest expense charged from KNOT: KNOT invoiced interest (expense) income for any outstanding payables to (receivable from) owners and affiliates to the vessel-owning subsidiaries.

(b) Guarantees and Indemnifications

Pursuant to the Omnibus Agreement, KNOT agreed to guarantee the payments of the hire rate under the initial charters of each of the Bodil Knutsen and the Windsor Knutsen for a period of five years from the closing date of the IPO.

In April 2014, the Partnership was notified that BG Group would not exercise its option to extend the Windsor Knutsen time charter after the expiration of its initial term. The vessel was re-delivered on July 28, 2014. In order to comply with its obligations under the Omnibus Agreement, on July 29, 2014, KNOT and the Partnership entered into a time charter for the vessel at a rate of hire that would have been in effect during the option period under the previous BG Group time charter. This charter will be effective until the new BG Group time charter commences in the fourth quarter of 2015.

Under the Omnibus Agreement, KNOT has agreed to indemnify the Partnership until April 15, 2018, against certain environmental and toxic tort liabilities with respect to certain assets that KNOT contributed or sold to the Partnership to the extent arising prior to the time they were contributed or sold. However, claims are subject to a deductible of $0.5 million and an aggregate cap of $5 million.

In addition, pursuant to the Omnibus Agreement, KNOT agreed to indemnify the Partnership for any defects in title to certain assets contributed or sold to the Partnership and any failure to obtain, prior to April 15, 2013, certain consents and permits necessary to conduct the Partnership’s business, which liabilities arise within three years after the closing of the IPO on April 15, 2013.

(c) Transactions with Management and Directors

See Note 9(a) for a discussion of the allocation principles for KNOT’s administrative costs, including management and administrative staff, included in the consolidated and combined carve-out statements of operations.

(d) Amounts Due from (to) Related Parties

Balances with related parties consisted of the following:

(U.S. Dollars in thousands)	At June 30, 2015	At December 31, 2014
Balance Sheets:
Trading balances due from KOAS	$26	$77
Trading balances due from KNOT and affiliates	70	53
Trading balances due from TSSI and affiliates	1	—

Amount due from related parties	$97	$130

Trading balances due to KOAS	$206	$423
Trading balances due to KNOT and affiliates	244	205
Trading balances due to TSSI	6	—

Amount due to related parties	$456	$628

Amounts due from (to) related parties are unsecured and intended to be settled in the ordinary course of business. They primarily relate to vessel management and other fees due to KNOT and KOAS.

(e) Trade accounts payables

Trade accounts payables to related parties are included in total trade accounts payables in the balance sheet. The balances to related parties consisted of the following:

(U.S. Dollars in thousands)	At June 30, 2015	At December 31, 2014
Balance Sheets:
Trading balances due to KOAS	$429	$792
Trading balances due to KNOT and affiliates	266	241
Trading balances due to TSSI	2	—

Trade accounts payables to related parties	$697	$1,033

10) Commitments and Contingencies

Assets Pledged

As of June 30, 2015 and December 31, 2014, Vessels with a book value of $1,103 million and $1,022 million, respectively, were pledged as security held as guarantee for the Partnership’s long-term debt and interest rate swap obligations. See Note 5 —Derivative Instruments and Note 7 —Long-Term Debt.

Claims and Legal Proceedings

From time to time, the Partnership is involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the consolidated and combined carve-out financial position, results of operations or cash flows.

Insurance

The Partnership maintains insurance on all the Vessels to insure against marine and war risks, which include damage to or total loss of the Vessels, subject to deductible amounts that average $0.150 million per Vessel, and loss of hire.

Under the loss of hire policies, the insurer will pay a compensation for the lost hire rate agreed in respect of each Vessel for each day, in excess of 14 deductible days, for the time that the Vessel is out of service as a result of damage, for a maximum of 180 days. In addition, the Partnership maintains protection and indemnity insurance, which covers third-party legal liabilities arising in connection with the Vessels’ activities, including, among other things, the injury or death of third-party persons, loss or damage to cargo, claims arising from collisions with other vessels and other damage to other third-party property, including pollution arising from oil or other substances. This insurance is unlimited, except for pollution, which is limited to $1 billion per vessel per incident. The protection and indemnity insurance is maintained through a protection and indemnity association, and as a member of the association, the Partnership may be required to pay amounts above budgeted premiums if the member claims exceed association reserves, subject to certain reinsured amounts. If the Partnership experiences multiple claims each with individual deductibles, losses due to risks that are not insured or claims for insured risks that are not paid, it could have a material adverse effect on the Partnership’s results of operations and financial condition.

11) Earnings per Unit and Cash Distributions

The calculations of basic and diluted earnings per unit (1) are presented below:

(US $ in thousands, except per unit data)	Three Months Ended June 30, 2015	Three Months Ended June 30, 2014	Six Months Ended June 30, 2015	Six Months Ended June 30, 2014
Post IPO net income attributable to the members of KNOT Offshore Partners LP	$6,887	$2,497	$14,073	$8,921
Less: Distributions paid (2)	14,747	9,945	26,800	17,560
Under (over) distributed earnings	(7,860)	(7,448)	(12,727)	(8,639)
Under (over) distributed earnings attributable to:
Common unitholders	(5,292)	(4,788)	(8,569)	(5,371)
Subordinated unitholders	(2,411)	(2,511)	(3,903)	(3,095)
General Partner	(157)	(149)	(255)	(173)
Weighted average units outstanding (basic and diluted) (in thousands):
Common unitholders	15,346	8,719	14,581	8,643
Subordinated unitholders	8,568	8,568	8,568	8,568
General Partner	488	353	472	351
Earnings per unit (basic and diluted):
Common unitholders	$0.280	$0.140	$0.553	$0.505

Subordinated unitholders (3)	0.287	0.143	0.671	0.511

General Partner	0.262	0.141	0.557	0.507

Cash distributions declared and paid in the period per unit (4)	0.510	0.435	0.510	0.435
Subsequent event: Cash distributions declared and paid per unit relating to the period (5)	0.510	0.435	0.510	0.435

(1)	Earnings per unit have been calculated in accordance with the cash distribution provisions set forth in the Partnership’s Partnership Agreement.
(2)	This refers to distributions made or to be made in relation to the period irrespective of the declaration and payment dates and based on the number of units outstanding at the record date. This includes cash distributions to the IDR holder (KNOT) for the three months ended June 30, 2015 and 2014 of $0.5 million and of $0.0 million, respectively, and for the six months ended June 30, 2015 and 2014 of $0.9 million and of $0.0 million, respectively.
(3)	This includes the net income attributable to the IDR holder. The IDRs generally may not be transferred by KNOT until March 31, 2018. The net income attributable to IDRs for the three months ended June 30, 2015 and 2014 is $0.5 million and $0.0 million, respectively, and for the six months ended June 30, 2015 and 2014 is $0.9 million and $0.0 million, respectively.
(4)	Refers to cash distributions declared and paid during the period.
(5)	Refers to cash distributions declared and paid subsequent to the period end.

As of June 30, 2015, 67.3% of the Partnership’s total number of units outstanding representing limited partner interests were held by the public (in the form of 18,807,500 common units, representing 100% of the Partnership’s common units) and 30.7% of such units were held by KNOT (in the form of 8,567,500 subordinated units, representing 100% of the Partnership’s subordinated units). In addition, KNOT, through its ownership of the General Partner, held the 2% general partner interest (in the form of 558,674 general partner units).

Earnings per unit are determined by dividing net income by the weighted-average number of units outstanding during the applicable period. The General Partner’s, common unitholders’ and subordinated unitholders’ interest in net income are calculated as if all net income was distributed according to the terms of the Partnership Agreement, regardless of whether those earnings would or could be distributed. The Partnership Agreement does not provide for the distribution of net income. Rather, it provides for the distribution of available cash, which is a contractually defined term that generally means all cash on hand at the end of each quarter less the amount of cash reserves established by the Partnership’s board of directors to provide for the proper conduct of the Partnership’s business, including reserves for maintenance and replacement capital expenditures and anticipated capital requirements. In addition, KNOT, as the initial holder of all IDRs, has the right, at the time when there are no subordinated units outstanding and it has received incentive distributions at the highest level to which it is entitled (48.0% for each of the prior four consecutive fiscal quarters), to reset the initial cash target distribution levels at higher levels based on the distribution at the time of the exercise of the reset election. Unlike available cash, net income is affected by non-cash items, such as depreciation and amortization, unrealized gains and losses on derivative instruments and unrealized foreign currency gains and losses.

Under the Partnership Agreement, during the subordination period, the common units will have the right to receive distributions of available cash from operating surplus in an amount equal to the minimum quarterly distribution of $0.375 per unit per quarter, plus arrearages in the payment of the minimum quarterly distribution on the common units from prior quarters, before any distributions of available cash from operating surplus may be made on the subordinated units.

Distributions of available cash from operating surplus will be made in the following manner for any quarter during the subordination period:

•	first, 98.0% to the common unitholders, pro rata, and 2.0% to the General Partner, until each outstanding common unit has received a minimum quarterly distribution of $0.375;

•	second, 98.0% to the common unitholders, pro rata, and 2.0% to the General Partner, until each outstanding common unit has received an amount equal to any arrearages in payment of the minimum quarterly distribution on the common units for prior quarters during the subordination period; and

•	third, 98.0% to the subordinated unitholders, pro rata, and 2.0% to the General Partner until each subordinated unit has received a minimum quarterly distribution of $0.375.

In addition, KNOT currently holds all of the IDRs in the Partnership. IDRs represent the rights to receive an increasing percentage of quarterly distributions of available cash from operating surplus after the minimum quarterly distribution and the target distribution levels have been achieved.

If for any quarter:

•	the Partnership has distributed available cash from operating surplus to the common and subordinated unitholders in an amount equal to the minimum quarterly distribution; and

•	the Partnership has distributed available cash from operating surplus on outstanding common units in an amount necessary to eliminate any cumulative arrearages in payment of the minimum quarterly distribution.

then, the Partnership will distribute any additional available cash from operating surplus for that quarter among the unitholders and the General Partner in the following manner:

•	first, 98.0% to all unitholders, pro rata, and 2.0% to the General Partner, until each unitholder receives a total of $0.43125 per unit for that quarter (the “first target distribution”);

•	second, 85.0% to all unitholders, pro rata, 2.0% to the General Partner and 13.0% to the holders of the IDRs, pro rata, until each unitholder receives a total of $0.46875 per unit for that quarter (the “second target distribution”);

•	third, 75.0% to all unitholders, pro rata, 2.0% to the General Partner and 23.0% to the holders of the IDRs, pro rata, until each unitholder receives a total of $0.5625 per unit for that quarter (the “third target distribution”); and

•	thereafter, 50.0% to all unitholders, pro rata, 2.0% to the General Partner and 48.0% to the holders of the IDRs, pro rata.

In each case, the amount of the target distribution set forth above is exclusive of any distributions to common unitholders to eliminate any cumulative arrearages in payment of the minimum quarterly distribution. The percentage interests set forth above assume that the General Partner maintains its 2.0% general partner interest and that the Partnership does not issue additional classes of equity securities.

12) Business Acquisitions

In June 2015, December 2015 and June 2014, the Partnership acquired from KNOT equity interests in certain subsidiaries which own and operate the Dan Sabia, the Dan Cisne and the Hilda Knutsen and Torill Knutsen.

The Board and the Conflicts Committee approved the purchase price for each transaction. The Conflicts Committee retained a financial advisor to assist with its evaluation of the transactions. The details of each transaction are as follows:

(US $ in thousands)	Provisional Dan Sabia June 15, 2015	Final Dan Cisne December 15, 2015	Final Hilda Knutsen and Torill Knutsen June 30, 2014
Purchase consideration (1)	$41,186	$18,230	$114,293
Less: Fair value of net assets acquired:
Vessels and equipment (2)	103,389	103,400	335,000
Cash	4,343	1,574	8,997
Inventories	-	-	395
Other current assets	25	-	1,939
Amounts due from related parties	935	-	4
Long-term debt	(64,470)	(82,164)	(221,812)
Other long-term liabilities	-	-	(4,774)
Derivatives liabilities	(802)	(968)	(348)
Trade accounts payable	(4)	(35)	(390)
Accrued expenses	(335)	(825)	(1,360)
Prepaid charter and deferred revenue	(442)	-	(1,487)
Amounts due to related parties	(1,453)	(2,752)	(2,338)

Sub total	41,186	18,230	113,826

Difference between the purchase price and fair value of net assets acquired	$-	$-	$467
Goodwill (3)	-	-	467
Difference between the purchase price and allocated values	$-	$-	$-

(1)	The purchase price comprises the following:

(US $ in thousands)		Provisional Dan Sabia June 15, 2015		Final Dan Cisne December 15, 2015		Final Hilda Knutsen and Torill Knutsen June 30, 2014
Cash consideration paid to KNOT	$	38,531	$	8,836	$	113,306
Purchase price adjustments		2,655		(2,606)		987
Seller’s credit				12,000

Total purchase consideration	$	41,186	$	18,230	$	114,293

(2)	Vessels and equipment includes allocation to dry docking for the following vessels: Hilda Knutsen of $2,042, Torill Knutsen of $2,166. For

the Dan Sabia and Dan Cisne $389 and $400 of the purchase price adjustments were allocated to the respective vessel.
(3)	The goodwill recognized in connection with the acquisitions of the Hilda Knutsen and Torill Knutsen is attributable primarily to the organization, including structure, systems, skills and abilities.

Dan Sabia

On June 15, 2015, the Partnership’s wholly owned subsidiary, KNOT Shuttle Tankers AS, acquired KNOT’s 100% interest in KNOT Shuttle Tankers 21 AS, the company that owns and operates the Dan Sabia. The purchase price was $103.0 million less assumed bank debt of $64.5 million and other purchase price adjustments of $2.7 million. The cash portion of the purchase price was financed with the proceeds from the Partnership’s public offering of 5,000,000 common units which closed June 2, 2015. See Note 13 – Equity Offerings. The Partnership accounted for this acquisition as an acquisition of a business. The purchase price of the acquisition has been allocated to the identifiable assets acquired. The allocation of the purchase price to acquired identifiable assets was based on their fair values at the date of acquisition. The Partnership is in the process of finalizing the accounting for the acquisition of the Dan Sabia and the amounts shown in the fair value allocation are provisional.

Revenue and profit contributions

Since the acquisition date, the Dan Sabia business has contributed revenues of $0.4 million and net income of $0.1 million to the Partnership for the period from June 15, 2015 to June 30, 2015.

Dan Cisne

On December 15, 2014, the Partnership’s wholly owned subsidiary, KNOT Shuttle Tankers AS, acquired KNOT’s 100% interest in KNOT Shuttle Tankers 20 AS, the company that owns and operates the Dan Cisne. The purchase price was $103.0 million, less assumed bank debt of $82.2 million less other purchase price adjustments of $2.6 million. The Partnership accounted for this acquisition as an acquisition of a business.

Hilda Knutsen & Torill Knutsen

On June 30, 2014, the Partnership’s wholly owned subsidiary, KNOT Shuttle Tankers AS, acquired KNOT’s 100% interest in: (i) Knutsen Shuttle Tankers 14 AS, the company that owns and operates the Hilda Knutsen and (ii) Knutsen Shuttle Tankers 15 AS, the company that owns and operates the Torill Knutsen. The purchase price of Knutsen Shuttle Tankers 14 AS was $166.0 million, net of $109.6 million of outstanding indebtedness related to the vessel. The purchase price of the Knutsen Shuttle Tankers 15 AS was $169.0 million, net of $112.1 million of outstanding indebtedness related to the vessel. The cash portion of the purchase prices was financed with proceeds from the Partnership’s public offering of 4,600,000 common units which closed on June 27, 2014. See Note 13—Equity Offerings. The purchase prices were subsequently adjusted by a working capital adjustment of $1.0 million. The Partnership accounted for these acquisitions as the acquisitions of businesses.

The table below shows comparative summarized consolidated pro forma financial information for the Partnership for the six months ended June 30, 2015 and 2014, giving effect to the Partnership’s acquisition and financing of the Dan Sabia, the Dan Cisne, the Hilda Knutsen and the Torill Knutsen as if these acquisitions had taken place on January 1, 2014.

(US $ in thousands)	Six Months Ended June 30, 2015	Six Months Ended June 30, 2014
Revenue	$77,702	$76,940
Net income	15,038	19,236

Included in the pro forma adjustments are depreciation related to the purchase price allocation performed on the acquired identifiable assets as if the acquisitions had taken place on January 1, 2014. In addition, the pro forma adjustments include finance expenses related to the increased borrowings as if the acquisitions had taken place on January 1, 2014.

13) Equity Offerings

(US $ in thousands)	June 2015 Offering As of June 30, 2015	2014 Offering As of June 30, 2014
Gross proceeds received (1)	$121,224	$133,447
Less: Underwriters’ discount	4,300	4,381
Less: Offering expenses	321	315
Net proceeds received	116,603	128,751

(1)	Includes General Partner’s 2% proportional capital contribution.

On June 2, 2015, the Partnership sold 5,000,000 common units, representing limited partner interests, in an underwritten public offering (the “June 2015 Offering”). In connection with the June 2015 Offering, the General Partner contributed a total of $2.4 million in order to maintain its 2% general partner interest in the Partnership. The Partnership’s total net proceeds from the June 2015 Offering and the related General Partner’s contribution were $116.6 million.

The Partnership used the net proceeds from the June 2015 Offering to fund the cash portion of the purchase price of the Dan Sabia and to repay the Revolving Credit Facility, the $12.0 million Seller’s Credit and $7.5 million of the Dan Sabia Facility. The remainder of the net proceeds will be available for general partnership purposes.

On June 27, 2014, the Partnership sold 4,600,000 common units, representing limited partner interests, in an underwritten public offering and granted the underwriters a 30-day option to purchase an additional 690,000 common units. In connection with the offering, the Partnership’s general partner contributed a total of $2.7 million in order to maintain its 2% general partner interest in the Partnership. The Partnership’s total net proceeds from the public offering and the related General Partner’s contribution were $128.8 million as of June 30, 2014. In connection with the partial exercise by the underwriters of their option to purchase additional common units, on July 14, 2014 and July 24, 2014, the Partnership issued and sold 150,000 common units and 490,000 common units, respectively, and the General Partner made an additional $0.4 million aggregate capital contribution to the Partnership in order to maintain its 2% general partner interest in the Partnership.

The Partnership used the net proceeds from the June 2014 offering and related capital contribution by the general partner to fund the cash portion of the purchase prices of the Hilda Knutsen and the Torill Knutsen and for general partnership purposes.

The following table shows the movement in the number of common units, subordinated units and general partner units from the time of the IPO until June 30, 2015.

(in units)	Common Units	Subordinated Units	General Partner Units
April 2013, Initial Public Offering (IPO)	8,567,500	8,567,500	349,694
December 31, 2013	8,567,500	8,567,500	349,694
June 2014	4,600,000	—	93,877
July 2014	640,000	—	13,062
December 31, 2014	13,807,500	8,567,500	456,633
June 2015	5,000,000	—	102,041
June 30, 2015	18,807,500	8,567,500	558,674

14) Subsequent Events

The Partnership has evaluated subsequent events from the balance sheet date through September 4, 2015, the date at which the unaudited condensed consolidated and combined carve-out financial statements were available to be issued, and determined that there are no other items to disclose, except as follows:

On August 12, 2015, the Partnership announced that the Partnership’s board of directors has authorized the Partnership to repurchase up to 666,667 common units. The board of directors of KNOT Offshore Partners GP LLC (the “General Partner”) has concurrently authorized the General Partner to purchase up to 333,333 common units of the Partnership. All purchases of common units will be at prevailing prices on the open market or in privately negotiated transactions, as permitted by securities laws and other legal requirements. All purchases will be made pursuant to a single program and will be allocated two-thirds to the Partnership and one-third to the General Partner. The program will conclude by August 31, 2016. There is no obligation to purchase any specific number of common units and the program may be modified, suspended, extended or terminated be at any time. Any common units repurchased by the Partnership under the program will be cancelled.

On August 14, 2015, the Partnership paid a quarterly cash distribution of $0.51 per unit with respect to the quarter ended June 30, 2015. The aggregate amount of the paid distribution was $14.7 million.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Unless the context otherwise requires, references in this report to the “Predecessor,” the “Partnership,” “we,” “our,” “us” or like terms, when used in a historical context (periods prior to April 15, 2013), refer to our predecessor for accounting purposes. References when used in the present tense or prospectively (after April 15, 2013), refer to KNOT Offshore Partners LP and its subsidiaries, also referred to as the “Partnership” or “we.” Those statements in this section that are not historical in nature should be deemed forward-looking statements that are inherently uncertain. See “Forward-Looking Statements” on page 37 for a discussion of the factors that could cause actual results to differ materially from those projected in these statements.

This section should be read in conjunction with our unaudited condensed consolidated and combined carve-out financial statements for the interim periods presented elsewhere in this report, as well as our historical consolidated and combined carve-out financial statements and notes thereto included in our Annual Report on Form 20-F for the year ended December 31,2014 (the “2014 20-F”). Under our Partnership Agreement, KNOT Offshore Partners GP LLC, the general partner of the Partnership (the “General Partner”), has irrevocably delegated to the Partnership’s board of directors the power to oversee and direct the operations of, and to manage and determine the strategies and policies of, the Partnership. During the period from the Partnership’s initial public offering (“IPO”) in April 2013 until the time of the Partnership’s first annual general meeting (“AGM”) on June 25, 2013, the General Partner retained the sole power to appoint, remove and replace all members of the Partnership’s board of directors. From the first AGM, four of the seven board members became electable by the common unitholders and accordingly, from this date, the General Partner no longer retains the power to control the Partnership’s board of directors and, hence, the Partnership. As a result, the Partnership is no longer considered to be under common control with Knutsen NYK Offshore Tankers AS (“KNOT”) and as a consequence, the Partnership will not account for any vessel acquisitions from KNOT as transfer of a business between entities under common control.

On June 15, 2015, the Partnership completed the acquisition of the ownership interests in the company that owns and operates the shuttle tanker Dan Sabia from Knutsen NYK Offshore Tankers AS (“KNOT”). Accordingly, the results of the Dan Sabia are included the Partnership’s results from the date of its acquisition. There has been no retroactive restatement of the Partnership’s financial statements to reflect the historical results of the Dan Sabia prior to its acquisition.

General

We are a limited partnership formed to own, operate and acquire offshore shuttle tankers under long-term charters, which we define as charters of five years or more. Our fleet of shuttle tankers has been contributed to us by KNOT or purchased by us from KNOT. KNOT is jointly owned by TS Shipping Invest AS, or TSSI, and Nippon Yusen Kaisha, or NYK. TSSI is controlled by our Chairman and is a private Norwegian company with ownership interests in shuttle tankers, LNG tankers and product/chemical tankers. NYK is a Japanese public company with a fleet of approximately 800 vessels, including bulk carriers, containerships, tankers and specialized vessels.

As of June 30, 2015, we have a modern fleet of nine shuttle tankers that operate under long-term charters with major oil and gas companies engaged in offshore production. We intend to operate our vessels under long-term charters with stable cash flows and to grow our position in the shuttle tanker market through acquisitions from KNOT and third parties. Pursuant to the Omnibus Agreement we have entered into with KNOT in connection with the IPO (the “Omnibus Agreement”); we have the right to purchase from KNOT any shuttle tankers operating under charters of five or more years. This right will continue throughout the entire term of the Omnibus Agreement.

Recent Developments

Equity Offering

On June 2, 2015, the Partnership sold 5,000,000 common units, representing limited partner interests, in an underwritten public offering (the “June 2015 Offering”). In connection with the June 2015 Offering, the General Partner contributed a total of $2.4 million in order to maintain its 2% general partner interest in the Partnership. The Partnership’s total net proceeds from the June 2015 Offering and the related General Partner’s contribution were $116.6 million.

The Partnership used the net proceeds to fund the cash portion of the purchase price of the company that owns the Dan Sabia and to repay its $20 million revolving credit facility, the seller’s credit of $12.0 million provided by KNOT in connection with the acquisition of the Dan Cisne and $7.5 million of the credit facility related to the Dan Sabia. The remainder of the net proceeds are available for general partnership purposes.

Dan Sabia Acquisition

On June 15, 2015, the Partnership’s wholly owned subsidiary, KNOT Shuttle Tankers AS, acquired KNOT Shuttle Tankers 21 AS (“KNOT 21”), the company that owns and operates the shuttle tanker Dan Sabia, from KNOT for a purchase price of $103.0 million less approximately $64.5 million of existing bank debt (the “Dan Sabia Loan”) and other purchase price adjustments of $2.7 million. KNOT 21 prepaid $7.5 million of the Dan Sabia Loan at closing. The remaining $57.0 million is repayable in semi-annual instalments over nine years, and a balloon payment of $6.5 million is due in January 2024. The Dan Sabia Loan bears interest at an annual rate equal to LIBOR plus a margin of 2.4%.

Windsor Knutsen Charter Amendment

In April 2014, the Partnership was notified that BG Group Plc (“BG Group”) would not exercise its option to extend the Windsor Knutsen time charter after the expiration of its initial term. In July 2014, the vessel was re-delivered. In June 2014, the Partnership entered into a new two-year time charter contract, which was subsequently amended in June 2015 (the “June 2015 Amendment”), with BG Group for the Windsor Knutsen that will commence in the fourth quarter of 2015. The June 2015 Amendment, among other things, provides that BG Group will have three more one-year extension options, in addition to its existing three one-year extension options (for a total of six one-year extension options), and reduces the time charter rate for the initial term of the charter by 3.4%. As a result of the June 2015 Amendment, the Partnership estimates that the next drydocking of the Windsor Knutsen will take place in the first half of 2017, instead of the previously estimated August or September of 2015. KNOT’s agreement to compensate the Partnership for any difference between the original time charter rate and the new time charter rate pursuant to the Omnibus Agreement will remain in effect until April 2018.

Cash Distributions

On May 14, 2015, we paid a quarterly cash distribution of $0.51 per unit with respect to the quarter ended March 31, 2015. This cash distribution amounted to $12.1 million.

On August 14, 2015, we paid a quarterly cash distribution of $0.51 per unit with respect to the quarter ended June 30, 2015. This cash distribution amounted to $14.7 million.

Changes in Board and Management

On May 7, 2015, John Costain resigned from our board of directors. On June 1, 2015, Mr. Costain became our Chief Executive Officer and Chief Financial Officer. On May 7, 2015, Simon Bird was appointed by the remaining elected directors to replace Mr. Costain as the Class III elected director to serve until the annual meeting of unitholders in 2016. On May 7, 2015, Mr. Edward Waryas was appointed chairman of the conflicts committee and Mr. Hans Petter Aas was appointed as a member of the conflicts committee. Mr. Aas was also appointed chairman of the audit committee and Mr. Waryas was appointed as a new member of the audit committee in addition to the existing member, Mr. Andrew Beveridge.

Mr. Simon Bird has served as the Chief Executive of Bristol Port Company since 2000. From 1997 to 1999, Mr. Bird served as Commercial Director at Mersey Docks & Harbour Company plc. From 1995 to 1997, he was Joint Managing Director and Executive Director at International Water Ltd. Prior to 1995, Mr. Bird held various positions at British Aerospace plc, Thorn EMI plc, Philips, the Royal Navy and Her Majesty’s Diplomatic Service. Mr. Bird is also a director of Bristol Bulk Company, the chairman of UK Major Ports Group, a vice chairman of Maritime UK and a member of the Strategic Advisory Group of the Royal Navy.

On August 12, 2015, we held our 2015 annual meeting of limited partners at which Andrew Beveridge was re-elected as a Class II director of the Partnership, whose term will expire at the 2019 annual meeting of limited partners.

Results of Operations

Three Months Ended June 30, 2015 Compared with the Three Months Ended June 30, 2014

	Three Months Ended Jun 30,
(US $ in thousands)	2015	2014	Change	% Change
Time charter and bareboat revenues	$36,981	$22,116	$14,865	67%
Other income	2	3	(1)	(33)%
Vessel operating expenses	7,164	4,324	2,840	66%
Depreciation	11,560	6,782	4,778	70%
General and administrative expenses	984	1,461	(477)	(33)%
Goodwill impairment charge	6,217	—	6,217	NA
Interest income	2	3	(1)	(33)%
Interest expense	(4,212)	(3,856)	(356)	9%
Other finance expense	(79)	(914)	835	(91)%
Realized and unrealized gain (loss) on derivative instruments	253	(2,342)	2,595	(111)%
Net gain (loss) on foreign currency transactions	(132)	36	(168)	(467)%
Income tax benefit (expense)	(3)	18	(21)	(117)%
Net income	6,887	2,497	4,390	176%

Time Charter and Bareboat Revenues: Time charter and bareboat revenues increased by $14.9 million to $37.0 million for the three months ended June 30, 2015 compared to $22.1 million for the three months ended June 30, 2014. This was principally due to increased time charter earnings from the Hilda Knutsen and Torill Knutsen being included in our results of operations from July 1, 2014, the Dan Cisne being included in our results of operations from December 15, 2014, and the Dan Sabia being included in our results of operation from June 15, 2015.

Other income: Other income for the three months ended June 30, 2015 was $2,000 compared to $3,000 for the three months ended June 30, 2014.

Vessel operating expenses: Vessel operating expenses for the three months ended June 30, 2015 were $7.2 million, an increase of $2.8 million from $4.3 million in the three months ended June 30, 2014. The increase was primarily due to an increase of $3.3 million due to the Hilda Knutsen and Torill Knutsen being included in our results of operations as of July 1, 2014, partially offset by decrease of $0.5 million due to lower operating expenses for the Windsor Knutsen and the Bodil Knutsen for the three months ended June 30, 2015 compared to the three months ended June 30, 2014.

Depreciation: Depreciation expenses for the three months ended June 30, 2015 were $11.6 million, an increase of $4.8 million from $6.8 million in the three months ended June 30, 2014. This increase was mainly due to the Hilda Knutsen and the Torill Knutsen being included in our results of operations from July 1, 2014, the Dan Cisne being included in our results of operations from December 15, 2014, and the Dan Sabia being included in our results of operation from June 15, 2015.

General and administrative expenses: General and administrative expenses for the three months ended June 30, 2015 were $1.0 million, a decrease of $0.5 million from $1.5 million in the three months ended June 30, 2014. The decrease was mainly due to incremental expenses during the three months ended June 30, 2014 in connection with the preparation for the acquisitions of Hilda Knutsen and Torill Knutsen and our June 2014 common unit offering.

Goodwill impairment charge: Goodwill impairment charge for three months ended June 30, 2015 was $6.2 million compared to $0 for the three months ended June 30, 2014. During the three months ended June 30, 2015, the Partnership concluded that indicators of impairment were present due to a significant reduction in the price of the Partnership’s common units during the past few months. Consequently, the Partnership performed an interim vessel and goodwill impairment analysis as of June 30, 2015 on its fleet, concluding that there was no impairment to the vessels’ values. However, the Partnership determined that the carrying value of the goodwill exceeded its fair value. The impairment charge relates mainly to capitalized goodwill which arose in 2008 when the Partnership’s predecessor acquired the Windsor Knutsen and three other vessels then under construction, in a transaction that was then accounted for as a step transaction. As a result, a goodwill impairment charge of $6.2 million was recognized in the condensed consolidated and combined carve-out financial statements for the three and six months ended June 30, 2015. The fair value was determined using the present value of the expected future cash flows discounted at a rate equivalent to a market participant’s weighed average cost of capital. The estimates and assumptions regarding expected future cash flows and appropriate discount rates are in part based upon existing contracts, future shuttle tanker rates, historical experience, financial forecasts and industry trends and conditions.

Interest income: Interest income for the three months ended June 30, 2015 was $2,000 compared to $3,000 for the three months ended June 30, 2014.

Interest expense: Interest expense for the three months ended June 30, 2015 was $4.2 million, an increase of $0.4 million from $3.9 million for the three months ended June 30, 2014. This is principally due to (i) increased interest expense of $1.2 million due to increased indebtedness related to the acquisitions of the Hilda Knutsen and the Torill Knutsen on June 30, 2014; and (ii) increased interest expense of $0.4 million due to increased indebtedness related to the acquisition of the Dan Cisne on December 15, 2015. This was partially offset by a one-time charge relating to reversal of capitalized loan costs of $1.1 million relating to the refinancing in June, 2014 for the three months ended June 30, 2014.

Other finance expense: Other finance expense for the three months ended June 30, 2014 was $0.1 million, a decrease of $0.8 million from $0.9 million for the three months ended June 30, 2014. Other finance expense of $0.9 million for the three months ended June 30, 2014 was mainly due to (i) $0.4 million payment as compensation to banks for lost loan margin on repaid loans; (ii) $0.2 million guarantee commission of the outstanding amount under the Guarantee Institute for Export Credits guarantee related to the $120 million Bodil Knutsen credit facility, which was repaid in full in June 2014; and (iii) $0.2 million in other finance expenses.

Realized and unrealized gain (loss) on derivative instruments: Realized and unrealized gain (loss) on derivative instruments for the three months ended June 30, 2015 was a gain of $0.3 million, compared to a loss of $2.3 million for the three months ended June 30, 2014, as set forth in the table below:

	Three Months Ended June 30,
(US $ in thousands)	2015	2014	$ change
Realized gain (loss)
Interest rate swap contracts	$(1,333)	$(700)	$(633)
Foreign exchange forward contracts	—	—	—
Unrealized gain (loss)
Interest rate swap contracts	1,241	(1,642)	2,883
Foreign exchange forward contracts	345	—	345

Total realized and unrealized gain (loss)	$253	$(2,342)	$2,595

As of June 30, 2015, the total notional amount of the Partnership’s outstanding interest rate swap contracts that were entered into in order to hedge outstanding or forecasted debt obligations was $412.3 million. In addition to an increased notional amount, the increased unrealized gain on interest rate swap contracts was due to an increase in long-term swaps rate during the three months ended June 30, 2015. As of June 30, 2015, we had entered into foreign exchange forward contracts, selling total notional amount of $25.0 million against NOK at an average exchange rate of NOK 6.639 per 1.0 U.S. Dollar, which are economic hedges for certain vessel operating expenses and general expenses in NOK. In addition, as of June 30, 2015, we have entered into foreign forward contract, buying total amount of $10.0 million against NOK at an average exchange rate of NOK 7.954 per 1.0 U.S. Dollar. For the three months ended June 30, 2015, the NOK had strengthened against the U.S. Dollar resulting in an unrealized gain on the foreign exchange forward contracts.

Net gain (loss) on foreign currency transactions: Net gain (loss) on foreign currency transactions for the three months ended June 30, 2015 was a net loss of $132,000 compared with a net gain of $36,000 for the three months ended June 30, 2014.

Income tax benefit (expense): Income tax expense for the three months ended June 30, 2015 was estimated to be $3,000, and is related to UK income tax. All Norwegian subsidiaries and their operations are subject to the tonnage tax regime and at June 30, 2015 their tax base was negative. Income tax benefit for the three months ended June 30, 2014 of $18,000 related to net finance income in Norwegian kroner in KNOT Shuttle Tankers AS.

Net income: As a result of the foregoing, we earned net income of $6.9 million for the three months ended June 30, 2015 compared to net income of $2.5 million for the three months ended June 30, 2014.

Six Months Ended June 30, 2015 Compared with the Six Months Ended June 30, 2014

	Six Months Ended June 30,
(US $ in thousands)	2015	2014	Change	% Change
Time charter and bareboat revenues	$73,052	$43,882	$29,170	66%
Other income	151	11	140	1,273%
Vessel operating expenses	13,971	8,921	5,050	57%
Depreciation	22,960	13,562	9,398	69%
General and administrative expenses	2,052	2,504	(452)	(18)%
Goodwill impairment charge	6,217	—	6,217	NA
Interest income	3	4	(1)	(25)%
Interest expense	(8,398)	(6,569)	(1,829)	28%
Other finance expense	(99)	(1,135)	1,036	(91)%
Realized and unrealized loss on derivative instruments	(5,370)	(2,296)	(3,074)	134%
Net gain (loss) on foreign currency transactions	(60)	12	(72)	(600)%
Income tax expense	(6)	(1)	(5)	500%
Net income	14,073	8,921	5,152	58%

Time Charter and Bareboat Revenues: Time charter and bareboat revenues increased by $29.2 million to $73.1 million for the six months ended June 30, 2015 compared to $43.9 million for the six months ended June 30, 2014. This was principally due to increased time charter earnings of resulting from the Hilda Knutsen and Torill Knutsen being included in our results of operations from July 1, 2014, the Dan Cisne being included in our results of operations from December 15, 2014, and Dan Sabia being included in our results of operations from June 15, 2015.

Vessel operating expenses: Vessel operating expenses for the six months ended June 30, 2015 were $14.0 million, an increase of $5.1 million from $8.9 million in the six months ended June 30, 2014. This was principally due to increased time charter earnings resulting from the Hilda Knutsen and Torill Knutsen being included in our results of operations from July 1, 2014, partially offset by lower operating expenses of $1.2 million for the three months ended June 30, 2015 compared to the six months ended June 30, 2014.

Depreciation: Depreciation expenses for the six months ended June 30 2015 were $23.0 million, an increase of $9.4 million from $13.6 million in the six months ended June 30, 2014. The increase was mainly due to the Hilda Knutsen and Torill Knutsen being included in our results of operations from July 1, 2014, the Dan Cisne being included in our results of operations from December 15, 2014, and Dan Sabia being included in our results of operations from June 15, 2015.

General and administrative expenses: General and administrative expenses for the six months ended June 30, 2015 were $2.1 million, a decrease of $0.4 million from $2.5 million for the six months ended June 30, 2014. The decrease was mainly due to incremental expenses during the six months ended June 30, 2014 in connection with the preparation for the acquisitions of Hilda Knutsen and Torill Knutsen and our June 2014 common unit offering.

Goodwill impairment charge: Goodwill impairment charge for six months ended June 30, 2015 was $6.2 million and $nil for the six months ended June 30, 2014 . During the three months ended June 30, 2015, the Partnership concluded that indicators of impairment due to a significant reduction in the price of the Partnership’s common units during the past few months. Consequently, the Partnership performed an interim vessel and goodwill impairment analysis as of June 30, 2015 on its fleet, concluding that there was no impairment to the vessels’ values. However, the Partnership determined that the carrying value of the goodwill exceeds its fair value. The impairment charge which relates mainly to capitalized goodwill which arose in 2008 when the Partnership’s predecessor acquired the Windsor Knutsen and three other vessels then under construction, in a transaction that was then accounted for as a step transaction. As a result, a goodwill impairment charge of $6.2 million was recognized in the condensed consolidated and combined carve-out financial statements for the three and six months ended June 30, 2015. The fair value was determined using the present value of the expected future cash flows discounted at a rate equivalent to a market participant’s weighed average cost of capital. The estimates and assumptions regarding expected future cash flows and appropriate discount rates are in part based upon existing contracts, future shuttle tanker rates, historical experience, financial forecasts and industry trends and conditions.

Interest income: Interest income for the six months ended June 30, 2015 was $3,000 compared to $4,000 for the six months ended June 30, 2014.

Interest expense: Interest expense for the six months ended June 30, 2015 was $8.4 million, an increase of $1.8 million from $6.6 million in the six months ended June 30, 2014. The increase is primarily due to the increased indebtedness related to the acquisitions of the Hilda Knutsen and Torill Knutsen on June 30, 2014, Dan Cisne on December 15, 2014, and Dan Sabia on June 15, 2015. The increase is partially offset by a one-time charge relating to reversal of capitalized loan costs of $1.1 million for the six months ended June 30, 2014.

Other finance expense: Other finance expense for the six months ended June 30, 2015 was $0.1 million, a decrease of $1.0 million from $1.1 million for the six months ended June 30, 2014. Other finance expenses are primarily related to bank fees and guarantee commissions. Other finance expense of $1.1 million for the six months ended June 30, 2014 was mainly due to (i) $0.4 million payment as compensation to banks for lost loan margin on repaid loans, (ii) $0.4 million guarantee commission of the outstanding amount under the Guarantee Institute for Export Credits guarantee related to the $120 million Bodil Knutsen credit facility, which was repaid in full in June 2014 and (iii) $0.3 million in other finance expenses.

Realized and unrealized loss on derivative instruments: Realized and unrealized loss on derivative instruments for the six months ended June 30, 2015 was $5.4 million, compared to a loss of $2.3 million for the six months ended June 30, 2015 in 2014, as set forth in the table below:

	Six Months Ended June 30,
(US $ in thousands)	2015	2014	Change
Realized gain (loss)
Interest rate swap contracts	$(2,359)	$(1,254)	$(1,105)
Foreign exchange forward contracts	—	500	(500)
Unrealized gain (loss)
Interest rate swap contracts	(1,834)	(1,294)	(540)
Foreign exchange forward contracts	(1,177)	(248)	(929)
Total	$(5,370)	$(2,296)	$(3,074)

As of June 30, 2015, the total notional amount of the Partnership’s outstanding interest rate swap contracts that were entered into in order to hedge outstanding or forecasted debt obligations was $412.3 million. In addition to an increased notional amount, the increased net realized and unrealized loss on derivative instruments was due to a decrease in long-term swaps rate during the six months ended June 30, 2015. As of June 30, 2015, we had entered into foreign exchange forward contracts, selling a total notional amount of $25.0 million against NOK at an average exchange rate of NOK 6.639 per 1.0 U.S. Dollar, which are economic hedges for certain vessel operating expenses and general expenses in NOK. In addition, as of June 30, 2015, we have entered into foreign forward contract, buying total amount of $10.0 million against NOK at an average exchange rate of NOK 7.954 per 1.0 U.S. Dollar. For the six months ended June 30, 2015, the NOK had weakened against the U.S. Dollar resulting in an unrealized loss on the foreign exchange forward contracts.

Net gain (loss) on foreign currency transactions: Net loss on foreign currency transactions for the six months ended June 30, 2015 was $60,000. For the six months ended June 30, 2014, the Partnership had net gain on foreign currency transaction was $12,000.

Income tax expense: Income tax expense for the six months ended June 30, 2015 was estimated to be $6,000, and is related to UK income tax. All Norwegian subsidiaries and their operations are subject to the tonnage tax regime and at June 30, 2015 and their tax base was negative. Income tax expense for the six months ended June 30, 2014 was estimated to be $1,000 and is related to tonnage tax.

Net income: As a result of the foregoing, we earned net income of $14.1 million for the six months ended June 30, 2015 compared to a net income of $8.9 million for the six months ended June 30, 2014.

Liquidity and Capital Resources

Liquidity and Cash Needs

We operate in a capital-intensive industry, and we expect to finance the purchase of additional vessels and other capital expenditures through a combination of borrowings from commercial banks, cash generated from operations and debt and equity financings. In addition to paying distributions, our other liquidity requirements relate to servicing our debt, funding investments (including the equity portion of investments in vessels), funding working capital and maintaining cash reserves against fluctuations in operating cash flows. We believe our current resources are sufficient to meet our working capital requirements for our current business. Generally, our long-term sources of funds are cash from operations, long-term bank borrowings and other debt and equity financings. Because we will distribute our available cash, we expect that we will rely upon external financing sources, including bank borrowings and the issuance of debt and equity securities, to fund acquisitions and other expansion capital expenditures.

Our funding and treasury activities are intended to maximize investment returns while maintaining appropriate liquidity. Cash and cash equivalents are held primarily in U.S. Dollars with some balances held in NOK, British Pounds and Euros. We may make use of derivative instruments for interest rate and currency risk management purposes, and we expect to economically hedge our exposure to interest rate fluctuations in the future by entering into interest rate swap contracts.

We estimate that we will spend in total approximately $15.3 million for dry-docking and classification surveys for the five time charter vessels in our fleet in 2016, 2017 and 2018. As our fleet matures and expands, our dry-docking expenses will likely increase. Ongoing costs for compliance with environmental regulations are primarily included as part of our dry-docking and society classification survey costs or are a component of our vessel operating expenses. We are not aware of any regulatory changes or environmental liabilities that we anticipate will have a material impact on our current or future operations. There will be further costs related to voyages to and from the dry-docking yard that will depend on actual deviation from the vessel’s ordinary trading area to dry-docking yard.

As of June 30, 2015, our current assets exceeded current liabilities by $10.4 million. Included within current liabilities are mark-to-market valuations of derivative instruments representing $9.3 million of these liabilities. We currently have no intention of terminating these swap derivative instruments and foreign currency contracts and hence realizing these liabilities.

As of June 30, 2015, our current cash and cash equivalents were $71.4 million and we had an undrawn revolving credit facility of $20.0 million.

On May 14, 2015, we paid a quarterly cash distribution of $0.51 per unit with respect to the quarter ended March 31, 2015. This cash distribution amounted to $12.1 million.

On August 14, 2015, we paid a quarterly cash distribution of $0.51 per unit with respect to the quarter ended June 30, 2015. This cash distribution amounted to $14.7 million.

We believe that our current resources are sufficient to meet our working capital requirements for our current business for at least the next twelve months.

Cash Flows

The following table summarizes our net cash flows from operating, investing and financing activities and our cash and cash equivalents for the periods presented:

	Six Months Ended June 30,
(US $ in thousands)	2015	2014
Net cash provided by operating activities	$44,127	$25,340
Net cash used in investing activities	(37,613)	(105,231)
Net cash provided by financing activities	34,222	85,530
Effect of exchange rate changes on cash	(79)	(24)
Net increase in cash and cash equivalents	40,657	5,615
Cash and cash equivalents at beginning of period	30,746	28,836
Cash and cash equivalents at end of period	71,403	34,451

Net cash provided by operating activities

Net cash provided by operating activities increased by $18.8 million to $44.1 million for the six months ended June 30, 2015 compared to $25.3 million for the six months ended June 30, 2014. This was mainly due to higher earnings through the contributions from (i) the Hilda Knutsen and the Torill Knutsen being included in our results of operations as of July 1, 2014; (ii) the Dan Cisne being included in our results of operations as of December 15, 2014; and (iii) the Dan Sabia being included in our results of operations as of June 15, 2015.

Net cash used in investing activities

Net cash used in investing activities during the six months ended June 30, 2015 was $37.6 million and was mainly related to the acquisition of Dan Sabia in the second quarter in 2015. Net cash used in investing activities during the six months ended June 30, 2014 was $105.2 million and was mainly related to the acquisitions of the Hilda Knutsen and Torill Knutsen of $105.3 million in June 2014.

Net cash provided by financing activities

Net cash provided by financing activities during the six months ended June 30, 2015 of $34.2 million mainly related to the proceeds from the June 2015 Offering of $116.6 million and partially offset by the following:

●	repayment of long-term debt of $46.9 million;

●	repayment of seller’s credit from KNOT of $12.0 million; and

●	payment of cash distributions during the six months ended June 30, 2015 of $23.5 million.

Net cash provided by financing activities during the six months ended June 30, 2014 of $85.5 million mainly related to the net proceeds from the June 2014 equity offerings of $128.8 million and proceeds of $240 million from the refinancing of vessels the Windsor Knutsen, Bodil Knutsen and Carmen Knutsen, partially offset by the following:

●	repayment of long-term debt of $255.7 million;

●	repayment of the seller credit from KNOT of $10.6 million; and

●	payment of cash distributions during the six months ended June 30, 2014 of $15.2 million.

Borrowing Activities

Long-Term Debt

As of June 30, 2015 and December 31, 2014, the Partnership had the following debt amounts outstanding:

(U.S. Dollars in thousands)	Vessel	June 30, 2015	December 31, 2014
$220 million loan facility	Windsor Knutsen, Bodil Knutsen, Carmen Knutsen	$204,286	$212,142
$20 million revolving credit facility	Windsor Knutsen, Bodil Knutsen, Carmen Knutsen	—	20,000
$140 million loan facility	Fortaleza Knutsen & Recife Knutsen	131,250	135,625
$117 million loan facility	Hilda Knutsen	84,260	86,724
$117 million loan facility	Torill Knutsen	85,496	87,960
$172.5 million loan facility	Dan Cisne, Dan Sabia	113,540	58,770
$12.0 million Seller’s Credit		—	12,000

Total long-term debt		618,832	613,221

Less current installments		42,718	38,718
Less $12.0 million Seller’s Credit		—	12,000

Long-term debt, excluding current installments and Seller’s Credit		$576,114	$562,503

The Partnership’s outstanding debt as of June 30, 2015 is repayable as follows:

(US $ in thousands)	Period repayment	Balloon repayment
Remainder of 2015	$21,359	$—
2016	43,118	—
2017	43,518	—
2018	42,587	136,500
2019	23,332	237,688
2020 and thereafter	57,800	12,940

Total	$231,714	$387,118

As of June 30, 2015, the interest rates on our loan agreements were LIBOR plus a fixed margin ranging from 2.125% to 2.5%.

$240 Million Secured Loan Facility

In June 2014, the Partnership’s subsidiaries KNOT Shuttle Tankers 18 AS, KNOT Shuttle Tankers 17 AS and Knutsen Shuttle Tankers 13 AS entered into a senior syndicate secured loan facility in an aggregate amount of $240 million (the “Senior Secured Loan Facility”) to repay existing debt under previous loan facilities and a $10.5 million seller’s credit from KNOT. The Senior Secured Loan Facility consists of (i) a $220 million term loan (the “Term Loan Facility”) and (ii) a $20 million revolving credit facility (the “Revolving Credit Facility”).

The Revolving Credit Facility terminates in June 2019, and bears interest at LIBOR plus a fixed margin of 2.125%, and has a commitment fee equal to 40% of the margin of the Revolving Credit Facility calculated on the daily undrawn portion of the Revolving Credit Facility. The outstanding balance on the Revolving Credit Facility was repaid on June 23, 2015 using a portion of the net proceeds from the June 2015 Offering. As of June 30, 2015, the Revolving Credit Facility was undrawn.

The Term Loan Facility is repayable in quarterly instalments over five years with a final balloon payment due at maturity at June 2019. The Term Loan Facility bears interest at LIBOR plus a margin of 2.125%.

The Windsor Knutsen, the Bodil Knutsen and the Carmen Knutsen, assignments of earnings, charterparty contracts and insurance proceeds are pledged as collateral for the Senior Secured Loan Facility. The Senior Secured Loan Facility is guaranteed by the Partnership and KNOT Shuttle Tankers AS, and secured by vessel mortgages on the Windsor Knutsen, the Bodil Knutsen and the Carmen Knutsen.

The Senior Secured Loan Facility contains the following financial covenants:

•	The aggregate market value of the Windsor Knutsen, Bodil Knutsen and Carmen Knutsen shall not be less than 110% of the outstanding balance under the Senior Secured Loan Facility for the first two years, 120% for the third and fourth years, and 125% thereafter;

•	Positive working capital for the borrowers and the Partnership;

•	Minimum liquidity of the Partnership of $16 million plus increments of $1 million for each additional vessel acquired by the Partnership and $1.5 million for each owned vessel with less than 12 months remaining tenor on its employment contract;

•	Minimum book equity ratio for the Partnership of 30%; and

•	Minimum EBITDA to interest ratio for the Partnership of 2.50.

The Senior Secured Loan Facility also identifies various events that may trigger mandatory reduction, prepayment and cancellation of the facility, including total loss or sale of a vessel and customary events of default. As of June 30, 2015, the borrowers and the Partnership were in compliance with all covenants under this facility.

$117 Million Hilda Loan Facility

The $117 million secured loan facility (the “Hilda Facility”) is repayable in quarterly installments over five years with a final balloon payment due at maturity in July 2018. The Hilda Facility bears interest at LIBOR plus a fixed margin of 2.5%. The facility is guaranteed by the Partnership and KNOT Shuttle Tankers AS and is secured by a vessel mortgage on the Hilda Knutsen. The Hilda Knutsen, assignments of earnings, charterparty contracts and insurance proceeds are pledged as collateral for the Hilda Facility. The Partnership and KNOT Shuttle Tankers AS are the sole guarantors. The Hilda Facility contains the following primary financial covenants:

•	Market value of the Hilda Knutsen shall not be less than 110% of the outstanding balance under the Hilda Facility for the first two years, 120% for the third and fourth year, and 125% thereafter;

•	Positive working capital of the borrower and the Partnership;

•	Minimum liquidity of the Partnership of $16 million plus increments of $1 million for each additional vessel acquired by the Partnership and $1.5 million for each owned vessel with less than 12 months remaining tenor on its employment contract;

•	Minimum book equity ratio for the Partnership of 30%; and

•	Minimum EBITDA to interest ratio for the Partnership of 2.50.

The Hilda Facility also identifies various events that may trigger mandatory reduction, prepayment and cancellation of the facility, including total loss or sale of a vessel and customary events of default. As of June 30, 2015, the borrowers and the Partnership were in compliance with all covenants under this facility.

$117 Million Torill Loan Facility

The $117 million secured loan facility (the “Torill Facility”) is repayable in quarterly installments over five years with a final balloon payment due at maturity in October 2018. The Torill Facility bears interest at LIBOR plus a fixed margin of 2.5%. The facility is guaranteed by the Partnership and KNOT Shuttle Tankers AS and is secured by a vessel mortgage on the Torill Knutsen. The Torill Knutsen, assignments of earnings, charterparty contracts and insurance proceeds are pledged as collateral for the Torill Facility. The Partnership and KNOT Shuttle Tankers AS are the sole guarantors. The Torill Facility contains the following primary financial covenants:

•	Market value of the Torill Knutsen shall not be less than 110% of the outstanding balance under the Torill Facility for the first two years, 120% for the third and fourth year, and 125% thereafter;

•	Positive working capital of the borrower and the Partnership;

•	Minimum liquidity of the Partnership of $16 million plus increments of $1 million for each additional vessel acquired by the Partnership and $1.5 million for each owned vessel with less than 12 months remaining tenor on its employment contract;

•	Minimum book equity ratio for the Partnership of 30%; and

•	Minimum EBITDA to interest ratio for the Partnership of 2.50.

The Torill Facility also identifies various events that may trigger mandatory reduction, prepayment and cancellation of the facility, including total loss or sale of a vessel and customary events of default. As of June 30, 2015, the borrowers and the Partnership were in compliance with all covenants under this facility.

$140 Million Secured Loan Facility

In June 2014, the Partnership’s subsidiary Knutsen Shuttle Tankers XII KS entered into a senior syndicate secured loan facility in the amount of $140 million (the “New Fortaleza and Recife Facility”). The New Fortaleza and Recife Facility was drawn in November 2014 and replaced a $160 million secured loan facility previously secured by the Fortaleza Knutsen and the Recife Knutsen. The New Fortaleza and Recife Facility is repayable in quarterly installments over five years with a final balloon payment due at maturity at June 2019. The facility bears interest at LIBOR plus a margin of 2.125%. The Fortaleza Knutsen and the Recife Knutsen, assignments of earnings, charterparty contracts and insurance proceeds are pledged as collateral for the New Fortaleza and Recife Facility. The facility is guaranteed by the Partnership and KNOT Shuttle Tankers AS and is secured by vessel mortgages on the Fortaleza Knutsen and the Recife Knutsen.

The New Fortaleza and Recife Facility contains the following financial covenants:

•	The aggregate market value of the Fortaleza Knutsen and Recife Knutsen shall not be less than 110% of the outstanding balance under the New Fortaleza and Recife Facility for the first two years, 120% for the third and fourth year, and 125% thereafter;

•	Positive working capital of the borrower and the Partnership;

•	Minimum liquidity of the Partnership of $16 million plus increments of $1 million for each additional vessel acquired by the Partnership and $1.5 million for each owned vessel with less than 12 months remaining tenor on its employment contract;

•	Minimum book equity ratio for the Partnership of 30%; and

•	Minimum EBITDA to interest ratio for the Partnership of 2.50.

The New Fortaleza and Recife Facility also identifies various events that may trigger mandatory reduction, prepayment and cancellation of the facility, including total loss or sale of a vessel and customary events of default. As of December 31, 2014, the guarantors were in compliance with all covenants under this facility. Due to negative mark-to-market value of foreign exchange forward contracts of $2.7 million as of December 31, 2014, the borrower was not in compliance with the positive working capital covenant, as the working capital included the negative mark-to-market value of foreign exchange forward contracts. As of June 30, 2015, the borrower and the Partnership were in compliance with all covenants under this facility.

$172.5 Million Secured Loan Facility

In April 2014, KNOT’s subsidiaries owning the Dan Cisne and Dan Sabia, as the borrowers, entered into a $172.5 million senior secured loan facility. In connection with Partnership’s acquisition of the Dan Cisne, in December 2014, the $172.5 million senior secured loan facility was split into a tranche related to the Dan Cisne (the “Dan Cisne Facility”) and a tranche related to Dan Sabia (the “Dan Sabia Facility”).

The Dan Cisne Facility and the Dan Sabia Facility are guaranteed by the Partnership and secured by a vessel mortgage on the Dan Cisne and Dan Sabia. The Dan Cisne Facility and the Dan Sabia Facility bear interest at LIBOR plus a margin of 2.4% and are repayable in semiannual instalments with a final balloon payment due at maturity at September 2023 and January 2024, respectively.

The facilities contain the following financial covenants:

•	Market value of each of the Dan Cisne and Dan Sabia shall not be less than 100% of the outstanding balance under the Dan Cisne Facility and Dan Sabia Facility, respectively, for the first three years, and 125% thereafter;

•	Minimum liquidity of the Partnership of $16 million plus increments of $1 million for each additional vessel acquired by the Partnership and $1.5 million for each owned vessel with less than 12 months remaining tenor on its employment contract;

•	Minimum book equity ratio for the Partnership of 30%.

The facilities also identify various events that may trigger mandatory reduction, prepayment and cancellation of the facilities, including total loss or sale of a vessel and customary events of default. As of June 30, 2015, the borrowers and the Partnership were in compliance with all covenants under the facilities.

$12 Million Seller’s Credit

As part of financing for the purchase of the Dan Cisne, KNOT provided a $12.0 million seller’s credit (the “Seller’s Credit”), which was guaranteed by the Partnership, had a maturity date of December 2019 and bore interest at LIBOR plus a fixed margin of 4.5%. Accrued interest on the Seller’s Credit accumulated at the end of each six-month period and was capitalized. On June 15, 2015, the Partnership repaid the Seller’s Credit with a portion of the net proceeds from the June 2015 Offering.

Derivative Instruments and Hedging Activities

As of June 30, 2015, the Partnership has entered into various interest rate swap agreements effective until March, April, May, July and August 2018, September 2023, and January 2024, for a total notional amount of $412.3 million to hedge against the interest rate risks of its variable-rate borrowings. Under the terms of the interest rate swap agreements, the Partnership will receive from the counterparty interest on the notional amount based on three or six month LIBOR and will pay to the counterparty a fixed rate. For the interest rate swap agreements above, the Partnership will pay to the counterparty a weighted average interest rate of 1.55%.

We enter into foreign exchange forward contracts in order to manage our exposure to the risk of movements in foreign currency exchange rate fluctuations. As of June 30, 2015, the total contract amount in foreign currency of our outstanding foreign exchange forward contracts that were entered into to economically hedge our outstanding future payments in currencies other than the U.S. Dollar was NOK 166.6 million. As of June 30, 2015, we had also one outstanding contract where we have agreed to sell NOK and buy $10.0 million. We do not apply hedge accounting for derivative instruments. We do not speculate using derivative instruments.

Contractual Obligations

The following table summarizes our long-term contractual obligations as of June 30, 2015:

	Payments Due by Period
(US $ in thousands)	Total	Less than 1 Year	1-3 Years	4-5 Years	More than 5 Years
Long-term debt obligations (including interest)(1)	$698,724	$63,681	$125,010	$439,213	$70,820
Total	$698,724	$63,681	$125,010	$439,213	$70,820

(1)	The long-term debt obligations have been calculated assuming interest rates based on the 6-month LIBOR as of June 30, 2015, plus the applicable margin for all periods presented.

Off-Balance Sheet Arrangements

Currently, we do not have any off-balance sheet arrangements.

Critical Accounting Estimates

The preparation of the unaudited condensed consolidated and combined carve-out interim financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosures about contingent assets and liabilities. We base these estimates and assumptions on historical experience and on various other information and assumptions that we believe to be reasonable. Our critical accounting estimates are important to the portrayal of both our financial condition and results of operations and require us to make subjective or complex assumptions or estimates about matters that are uncertain. For a description of our material accounting policies that involve higher degree of judgment, please read Note 2 – Summary of Significant Accounting Policies of our consolidate and combined carve-out financial statement included in our 20-F dated March 25, 2014 filed with the SEC.

Quantitative and Qualitative Disclosures About Market Risk

We are exposed to various market risks, including interest rate, foreign currency exchange and concentration of credit risks. Historically, we have entered into certain derivative instruments and contracts to maintain the desired level of exposure arising from interest rate and certain foreign exchange risks. Our policy is to economically hedge our exposure to risks, where possible, within boundaries deemed appropriate by management.

Interest Rate Risks

A portion of our debt obligations and surplus funds placed with financial institutions are subject to movements in interest rates. It is our policy to obtain the most favorable interest rates available without increasing our foreign currency exposure. In keeping with this, our surplus funds may in the future be placed in fixed deposits with reputable financial institutions which yield better returns than bank deposits. The deposits generally have short-term maturities so as to provide us with the flexibility to meet working capital and capital investments.

We have historically used interest rate swaps to manage our exposure to interest rate risks. Interest rate swaps were used to convert floating rate debt obligations based on LIBOR to a fixed rate in order to achieve an overall desired position of fixed and floating rate debt. The extent to which interest rate swaps are used is determined by reference to our net debt exposure and our views regarding future interest rates. Our interest rate swaps do not qualify for hedge accounting and movements in their fair values are reflected in the statement of operations under “gain/(loss) on derivative financial instruments.” Interest rate swap agreements that have a positive fair value are recorded as “Derivative assets,” while swaps with a negative fair value are recorded as “Derivative liabilities.”

As of June 30, 2015, our net exposure to floating interest rate fluctuations on its outstanding debt was approximately $135.1 million, based on total net interest bearing debt of approximately $618.8 million less the notional amount of our floating to fixed interest rate swaps of $412.3 million, and less cash and cash equivalents of $71.4 million.

A 1% change in short-term interest rates would result in an increase or decrease to our interest expense of approximately $1.4 million on an annual basis as of June 30, 2015.

Foreign Currency Fluctuation Risks

We and our subsidiaries utilize the U.S. Dollar as our functional and reporting currency because all of our revenues and the majority of our expenditures, including the majority of our investments in vessels and our financing transactions, are denominated in U.S. Dollars. We could, however, earn revenue in other currencies and we currently incur a portion of our expenses in other currencies. Therefore, there is a risk that currency fluctuations could have an adverse effect on the value of our cash flows.

Our foreign currency risk arises from:

•	the measurement of monetary assets and liabilities denominated in foreign currencies converted to U.S. Dollars, with the resulting gain or loss recorded as “Foreign exchange gain/(loss);” and

•	the impact of fluctuations in exchange rates on the reported amounts of our revenues, if any, and expenses that are denominated in foreign currencies.

As of June 30, 2015 we had entered into foreign exchange forward contracts, selling a total notional amount of $25.0 million against NOK at an average exchange rate of NOK 6.639 per 1.0 U.S. Dollar, which are economic hedges for certain vessel operating expenses and general expenses in NOK. In addition, as of June 30, 2015, we have entered into foreign exchange forward contracts, buying total amount of $10.0 million against NOK at an average exchange rate of NOK 7.954 per 1.0 U.S. Dollar. We did not apply hedge accounting to our foreign exchange forward contracts.

Concentration of Credit Risk

The market for our services is the offshore oil transportation industry, and the customers consist primarily of major oil and gas companies, independent oil and gas producers and government-owned oil companies. As of June 30, 2015 and December 31, 2014, five customers accounted for substantially all of our revenues. Ongoing credit evaluations of our customers are performed and generally do not require collateral in our business agreements. Typically, under our time charters and bareboat charters, the customer pays for the month’s charter the first day of each month, which reduces our level of credit risk. Provisions for potential credit losses are maintained when necessary.

We have bank deposits that expose us to credit risk arising from possible default by the counterparty. We manage the risk by using credit-worthy financial institutions.

Retained Risk

For a description of our insurance coverage, including the risks retained by us related to our insurance policies, please read “Item 4. Information on the Partnership – Business Overview – Risk of Loss, Insurance and Risk Management” in our 2014 20-F.

FORWARD-LOOKING STATEMENTS

This Report on Form 6-K contains certain forward-looking statements concerning future events and KNOT Offshore Partners LP’s (“KNOT Offshore Partners”) operations, performance and financial condition. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe,” “anticipate,” “expect,” “estimate,” “project,” “will be,” “will continue,” “will likely result,” “plan,” “intend” or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond KNOT Offshore Partners’ control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Forward-looking statements include statements with respect to, among other things:

•	market trends in the shuttle tanker or general tanker industries, including hire rates, factors affecting supply and demand, and opportunities for the profitable operations of shuttle tankers;

•	KNOT’s and KNOT Offshore Partners’ ability to build shuttle tankers and the timing of the delivery and acceptance of any such vessels by their respective charterers;

•	forecasts of KNOT Offshore Partners’ ability to make or increase distributions on its units and the amount of any such increase;

•	KNOT Offshore Partners’ ability to integrate and realize the expected benefits from acquisitions;

•	KNOT Offshore Partners’ anticipated growth strategies;

•	the effects of a worldwide or regional economic slowdown;

•	turmoil in the global financial markets;

•	fluctuations in currencies and interest rates;

•	fluctuations in the price of oil;

•	general market conditions, including fluctuations in hire rates and vessel values;

•	changes in KNOT Offshore Partners’ operating expenses, including drydocking and insurance costs and bunker prices;

•	changes in KNOT Offshore Partners’ ability to make cash distributions on the units or any increases in cash distributions;

•	KNOT Offshore Partners’ future financial condition or results of operations and future revenues and expenses;

•	the repayment of debt and settling of any interest rate swaps;

•	KNOT Offshore Partners’ ability to make additional borrowings and to access debt and equity markets;

•	planned capital expenditures and availability of capital resources to fund capital expenditures;

•	KNOT Offshore Partners’ ability to maintain long-term relationships with major users of shuttle tonnage;

•	KNOT Offshore Partners’ ability to leverage KNOT’s relationships and reputation in the shipping industry;

•	KNOT Offshore Partners’ ability to purchase vessels from KNOT in the future;

•	KNOT Offshore Partners’ continued ability to enter into long-term charters, which KNOT Offshore Partners defines as charters of five years or more;

•	KNOT Offshore Partners’ ability to maximize the use of its vessels, including the re-deployment or disposition of vessels no longer under long-term charter;

•	the financial condition of KNOT Offshore Partners’ existing or future customers and their ability to fulfill their charter obligations;

•	timely purchases and deliveries of newbuilds;

•	future purchase prices of newbuilds and secondhand vessels;

•	KNOT Offshore Partners’ ability to compete successfully for future chartering and newbuild opportunities;

•	acceptance of a vessel by its charterer;

•	termination dates and extensions of charters;

•	the expected cost of, and KNOT Offshore Partners’ ability to comply with, governmental regulations, maritime self-regulatory organization standards, as well as standard regulations imposed by its charterers applicable to KNOT Offshore Partners’ business;

•	availability of skilled labor, vessel crews and management;

•	KNOT Offshore Partners’ general and administrative expenses and its fees and expenses payable under the fleet management agreements and the management and administrative services agreement;

•	the anticipated taxation of KNOT Offshore Partners and distributions to KNOT Offshore Partners’ unitholders;

•	estimated future maintenance and replacement capital expenditures;

•	KNOT Offshore Partners’ ability to retain key employees;

•	customers’ increasing emphasis on environmental and safety concerns;

•	potential liability from any pending or future litigation;

•	potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists;

•	future sales of KNOT Offshore Partners’ securities in the public market;

•	KNOT Offshore Partners’ business strategy and other plans and objectives for future operations; and

•	other factors listed from time to time in the reports and other documents that KNOT Offshore Partners files with the SEC.

All forward-looking statements included in this Report on Form 6-K are made only as of the date of this report. New factors emerge from time to time, and it is not possible for KNOT Offshore Partners to predict all of these factors. Further, KNOT Offshore Partners cannot assess the impact of each such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. KNOT Offshore Partners does not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in KNOT Offshore Partners’ expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

EXHIBITS

The following exhibits are filed as part of this report:

Exhibit No.	Description

101	The following financial information from KNOT Offshore Partners LP’s Report on Form 6-K for the three months ended June 30, 2015 formatted in XBRL (eXtensible Business Reporting Language):

(i) Unaudited Condensed Consolidated and Combined Carve-Out Statements of Operations for the Three and Six Months Ended June 30, 2015 and 2014;

(ii) Unaudited Condensed Consolidated and Combined Carve-Out Statements of Comprehensive Income for the Three and Six Months Ended June 30, 2015 and 2014;

(iii) Unaudited Condensed Consolidated and Combined Carve-Out Balance Sheets as of June 30, 2015 and December 31, 2014;

(iv) Unaudited Condensed Consolidated and Combined Carve-Out Statements of Changes in Partners’ Capital for the Six Months Ended June 30, 2015 and 2014;

(v) Unaudited Condensed Consolidated and Combined Carve-Out Statements of Cash Flows for the Six Months Ended June 30, 2015 and 2014; and

(vi) Notes to Unaudited Condensed Consolidated and Combined Carve-Out Financial Statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KNOT OFFSHORE PARTNERS LP

Date: September 8, 2015	By:	/s/ JOHN COSTAIN
		Name:	John Costain
		Title:	Chief Executive Officer and Chief Financial Officer